4/15


03050060

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Smedvig

*CURRENT ADDRESS


PROCESSED

**FORMER NAME

APR 24 2003

THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 3551 FISCAL YEAR 12-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL*	*(OTHER)*	☐
DEF 14A	*(PROXY)*	☐			

OICF/BY: dlw

DATE : 4/15/03

Annual Report 2002

Smedvig



SMEDVIG asa

MOBILE UNITS

TENDER RIGS

PLATFORM DRILLING

CONTENTS

PROFILE

Smedvig is a leading offshore drilling contractor headquartered in Stavanger, Norway.

The Company's activities cover drilling and well services within three main markets:

- Mobile units
- Tender rigs
- Platform drilling

Smedvig operates a modern fleet of four mobile drilling units, six tender rigs and three semi-tenders and a portfolio of platform drilling and well services contracts.

Smedvig has more than 30 years of experience from drilling operations in harsh environments in Europe's northern offshore areas and from operations of tender rigs in Southeast Asia.

The Company generated revenues of approximately NOK 3.4 billion in 2002 and has some 3100 employees.

Smedvig is listed on the Oslo Stock Exchange and the New York Stock Exchange and has a market capitalization of approximately US$ 320 million/NOK 2.3 billion (March 2003).

High quality performance in selected market segments

STRATEGY

Smedvig's strategy is to strengthen its position as a preferred provider of offshore drilling services and pursue growth in selected international market segments. Smedvig seeks long-term contracts through well-established relationships with its customers.

The key elements in our strategy platform are:

- Smedvig is committed to providing customers with safe and efficient operations.
- Smedvig will execute high quality operations by combining state-of-the-art mobile units with experienced and skilled employees.
- Smedvig will capitalize on leading edge technology in deepwater operations.
- Smedvig will develop its strong position in the tender rig market and pursue further organic growth opportunities in conventional as well as deep water areas.
- Smedvig will offer a diversified product range in the platform drilling division through selected value-adding services.

● CURRENT OPERATIONS

○ PREVIOUS OPERATIONS



KEY FIGURES

NOK mill	2002	2001	2000	1999	1998
Revenues	3,354	3,816	3,588	3,119	3,707
Operating profit	413	996	852	786	601
Income before income taxes	(718)	1,172	(43)	624	223
Cash flow	974	1,484	877	1,084	464
Employees	3,100	3,103	2,991	2,698	3,318

The Year 2002

OPERATIONS

MOBILE UNITS



Smedvig's fleet of mobile drilling units consists of two modern semi-submersible rigs West Alpha and West Venture plus the ultra large jack-up rig West Epsilon and the drill-ship West Navion. West Navion and West Venture are designed for deepwater drilling and are among the most advanced units ever built. All drilling units are employed in the northern offshore areas. At year-end, Smedvig had eight months of average contract coverage for its mobile units as compared to 14 months at year-end 2001.

TENDER RIGS



Smedvig is the world's leading operator of self-erecting tender rigs with a fleet of six tender rigs and three semi-tenders. Six of the units are wholly owned by Smedvig, while three are owned by the Malaysian company Varia Perdana, where Smedvig owns 49 percent. The tender rigs and semi-tenders are involved in production drilling in Southeast Asia. At year-end, Smedvig had 26 months average contract coverage for its tender rigs as compared to 24 months at year-end 2001.

PLATFORM DRILLING



Smedvig has contracts for production drilling, well maintenance, modifications and technical services on fixed installations in the Norwegian sector of the North Sea. Furthermore, the division provides well services operations on platforms and drilling rigs in the Norwegian sector.

Revenues
NOK mill.


98
99
00
01
02

Operating profit
NOK mill.


1 000
800
600
400
200
0
98
99
00
01
02

Cash flow
NOK mill.


98
99
00
01
02

IMPORTANT EVENTS

- New contracts worth US$ 52 million.
- Reduced utilization, from 94 percent to 76 percent, due to yard-stays and soft market.
- West Vanguard sold for US$ 68.5 million.
- Upgrade of West Alpha included new engines and generator sets.
- West Epsilon commenced a long-term contract with BP following an extensive upgrading.

KEY FIGURES

NOK mill.	2002	2001
Revenues	1,423	2,184
EBITDA	280	1,056
Operating profit	(87)	650
Employees	949	865

- Record high operating profit.
- Significant improved utilization from 89 percent to 99 percent.
- T-4 undergoing major enlargement before entering into a five-year contract.
- Contract extension for T-8 worth US$ 18 million.
- First deepwater tender rig contract awarded to West Alliance, with a value of US$ 73 million.
- New tender rig ordered for delivery in the first quarter of 2004.

NOK mill.	2002	2001
Revenues	1,076	900
EBITDA	586	458
Operating profit	443	342
Employees	1,316	1,348

- Improved operating profit.
- Two-year contract extension on the Statfjord field.
- New long-term contract with Statoil for supply of wireline services.
- Ekofisk contract completed.

NOK mill.	2002	2001
Revenues	855	732
EBITDA	81	68
Operating profit	63	50
Employees	835	890



Navigating in a softer market

2002 proved to be a year of some business successes but also unforeseen events in an uncertain global political and economic environment. The year reminded us that human life is fragile and, in spite of all our efforts to make a safer working environment, lives got lost.

The offshore drilling industry is a cyclical business. During the last year we witnessed one of the greatest declines in the market conditions for mobile units for many years, in particular for the Norwegian and U.K. offshore markets. Although oil prices have remained strong, uncertainties in the global economy and the future demand for oil and gas have resulted in moderate exploration and production spending. This has in turn contributed to a deteriorating market for mobile units. For tender rigs in Southeast Asia, however, market conditions have remained sound during the year.

In Smedvig, we have learnt to deal with the cyclical aspects of our industry. More than 30 years of experience in the drilling business has taught us to systematically build on our strengths in both upturns and downturns and continuously improve our safety and operational performance. In order to create an even stronger culture of performance, Smedvig's vision is "Setting the standard in drilling". This is an ambitious target, which embraces every single aspect of our activities.

Safety and protection of human life will continue to have our undivided attention. Personally, I feel responsible for the health and safety of every employee in Smedvig. It was therefore with deep regret that we experienced two fatal accidents last year. Despite the fact that we have employed considerable resources to avoid such tragedies, we failed. Let there be no doubt, we will use every resource available to prevent this from happening again. Protecting the health and well being of our employees is our number one priority.

In line with our vision, we are committed to achieve outstanding operating performance. Our customers are pushing technological barriers to establish new performance benchmarks. Only through consistent operational focus are we able to meet their expectations and solve their challenges. Consequently, in recent years we have invested substantially in both competence development and in a diversified fleet of technically advanced premium drilling units.

«Smedvig's vision is *Setting the standard in drilling.* This is an ambitious target, which embraces every single aspect of our activities.»

As we enter 2003, industry indicators point to a continued soft market for some of our services. In response, we have initiated several measures to ensure that we will not only maintain our position, but emerge as a stronger company. In this respect, we have reorganized our activities and taken steps to reduce costs. Over the last few years we have reduced our debt substantially from a peak of US$ 690 million in 2000 to US$ 395 million at year-end 2002. We have a significant order backlog providing a stable cash flow in the years to come. In response to the growing market for our services in Southeast Asia, and the weak North Sea market, we have reallocated investment capital by selling our oldest North Sea semi-submersible units and investing in new tender units.

We will continue to capitalize on our strong position and maintain our market dominance in the tender rig market in Southeast Asia, exploring the emerging deepwater opportunities both in this region and in other deepwater areas of the world. One of our key objectives for 2003 is to target challenging drilling operations yielding premium dayrates in the current market environment. We will continue to pursue deep water drilling projects, leveraging our experience in deepwater operations, and focus on high quality performance in everything we do.

Despite the volatile conditions we are experiencing these days, I firmly believe we are in a position to build strength and focus on opportunities. We have a sound financial position, talented people, sound management systems and one of the youngest and most advanced drilling fleets in the industry.



KJELL E JACOBSEN
CHIEF EXECUTIVE OFFICER

THE BOARD OF DIRECTORS



PETER T SMEDVIG

CHAIRMAN

Peter T Smedvig has served as Chairman of the Board of Directors since 1989 and as Chairman of the Board in the private Smedvig companies since 1977. In connection with the private Smedvig companies' venture capital activity, he serves as Non-Executive Director of Deltex Medical Group Plc, a company listed on AIM (LSE). In 1986 and 1987, Mr Smedvig served as President of the Norwegian Shipowners Association. Peter T Smedvig was introduced to the oil and gas industry through his internships with Petrofina in 1971 and Elf Aquitaine in 1972 to 1973. Mr Smedvig earned a Bachelor of Arts degree from the University of Newcastle upon Tyne in 1970 and a Master of Business Administration degree from the Wharton School of Finance and Commerce, University of Pennsylvania in 1972.



RAYMOND DE SMEDT

Raymond De Smedt has been a Director of Smedvig since 1994. Mr De Smedt is co-founder, vice-Chairman and President of Trefoil Oil Ltd. a privately held company involved in oil and gas exploration primarily in South America. Mr De Smedt has more than 40 years of experience in the international oil service industry, including several senior executive positions within the Schlumberger group in various global regions during the period from 1963 to 1994. Mr De Smedt is a civil Engineer who graduated from the University of Mons in Belgium in 1962.



SIRI B HATLEN

Siri B Hatlen has been a Director of Smedvig since 2001. She has 15 years of experience in the oil and gas industry, mainly within project management and worked for Statoil from 1984 to 1995. From 1995 she has been acting CEO responsible for turnaround processes in various companies. She is Chairman of the Board of Helse Øst and serves as Director of various boards such as Hands ASA, Interconsult ASA, Blom ASA, NTNU and OSL AS. Mrs Hatlen graduated from the Norwegian Technical Institute in process engineering/operations research in 1980 and she earned a Master of business Administration from INSEAD, Fontainebleau in 1991.



J LARRY NICHOLS

J Larry Nichols has been a Director of Smedvig since 1996. He is Chairman and Chief Executive Officer of Devon Energy Corporation, a public U.S. oil and gas exploration and production company listed on the American Stock Exchange. Mr Nichols co-founded Devon in 1971. Mr Nichols serves on the Board of Directors of Baker Hughes Incorporated, BOK Financial Corporation and the American Stock Exchange. Mr Nichols holds a geology degree from Princeton University and a law degree from the University of Michigan. He served as law clerk to Mr Chief Justice Earl Warren and Mr Justice Tom Clark of the U.S. Supreme Court.



ANDREW C SALVESEN

Andrew C Salvesen has been a Director of Smedvig since 1990. Following three and a half years in the merchant navy, Mr Salvesen joined Christian Salvesen plc, a large diversified Scottish company in 1970, and was responsible for the development of that company's oil field service interests headquartered in Aberdeen over a 17 year period. He was a Director from 1989 until 1997 and joined the Board of Aggreko plc following the spin-off of that company from Christian Salvesen plc in September 1997. Mr Salvesen is Chairman of Roxar ASA and Director of Eurohostels Ltd. Mr Salvesen was born in Edinburgh and educated in Scotland.

Corporate Governance

INTRODUCTION
The business, property and affairs of Smedvig are managed under the direction of the Board of Directors in accordance with Norwegian law. Members of the Board are kept informed of the ongoing business through discussions with the Chairman of the Board and the Chief Executive Officer and other officers, by reviewing material provided to them on a regular basis, by visiting Company offices and drilling rigs and by participating in meetings of the Board.

BOARD OF DIRECTORS
The Board of Directors as well as the Chairman of the Board are elected by the shareholders at the Annual General Meeting. The Company's articles of association require the Board to have a minimum of three and a maximum of five Directors. The current number of Directors is five, all non-executive. The Directors serve for two-year periods and the retiring age for Board members is 68 years.

The Board is responsible for selecting the nominees for election to the Company's Board. In the selection process, the Board has to review the skills and characteristics required of Board members in the context of the current composition of the Board. The composition of the Board intends to encompass a broad range of skills, expertise, industry knowledge, diversity of opinion relevant to the Company's business. The remuneration of the Board is resolved by the general meeting.

BOARD MEETINGS
The regular number of scheduled Board meetings per annum is eight with further meetings to be called at the discretion of the Board. The Chief Executive Officer is responsible for preparing the agenda for each Board meeting in co-operation with the Chairman of the Board and see to it that all Board members receive the agenda and other appropriate material in advance of scheduled meetings.

CHIEF EXECUTIVE OFFICER AND EXECUTIVE MANAGEMENT
The Board of Directors appoints the Chief Executive Officer. According to Norwegian legislation the Chairman of the Board and the Chief Executive Officer are prohibited from being the same person.

The Board evaluates the performance of the Chief Executive Officer and the Company against the Company's strategic and financial targets set by the Board, and approves the compensation level of the Chief Executive Officer. Furthermore, the Board evaluates and approves the proposals of the Chief Executive Officer for overall compensation policies applicable to members of the executive management.

SHAREHOLDERS
The corporate governance policy emphasizes the importance of the relationship between the Board of Directors and the shareholders. The Board acknowledges that its role is to represent and promote the interests of shareholders. The Board is required to evaluate systematically the economic, environmental and ethical matters that may influence or affect the interests of shareholders. Appropriate notice of shareholder meetings, including notice concerning any changes in meeting date, time, place, or shareholder action contemplated, shall be given to all shareholders in a timely manner.

Revenues



EBITDA



○ Mobile Units
○ Tender Rigs
○ Platform Drilling

Focus on value creation – positioned for growth

The year 2002 was characterized by increased uncertainty in the world economy. Despite historically high oil prices, the utilization of the world's offshore rig fleet remained more or less unchanged at some 80 percent. The oil companies' incremental spending on exploration and production activities, however, differed substantially between geographical regions as well as for selected water depths. In shallow waters, the supply/demand situation improved considerably over the year, and for the Company's operations in Southeast Asia increased activity resulted in the best operating profit for the tender rig division ever. In deep and ultra deep waters, the drilling activity was fairly stable for most of the year but started to show signs of weakness towards the end of the year. The mid-water segment on the other hand experienced a sharp decline in activity. The North Sea was especially hard hit as the number of semi-submersible rigs in operation decreased from 38 to 23 over the course of the year. This contributed to lower utilization and reduced operating profit for the mobile units division. The platform drilling division was not impacted by the current market cycle and provided improved contribution compared with the previous year. On a consolidated level though, the operating profit was down significantly in comparison with the record year of 2001.

FINANCIAL STATEMENTS

Income Statement

Consolidated revenues for 2002 totaled NOK 3,354 million, a decrease of NOK 462 million from 2001. The decrease was due to lower revenues from the mobile units division.

Operating profit was NOK 413 million, a decrease of NOK 583 million or 59 percent from 2001. This was mainly due to a significant reduction in the average dayrate and utilization of the mobile units. The mobile units division experienced an operating loss of NOK 87 million as compared to an operating profit of NOK 650 million in the preceding year. The tender rig division delivered an excellent result and increased the operating profit by NOK 101 million to NOK 443 million. The operating profit of NOK 63 million for the platform drilling division represented an improvement of NOK 13 million compared to the preceding year. Costs related to the Balder litigation amounted to NOK 6 million as compared to NOK 46 million in 2001.

Net financial expenses totaled NOK 169 million as compared to NOK 545 million in 2001. The decrease was primarily due to a significant reduction in interest expenses and a strong improvement of other financial items.

Other items of minus NOK 962 million reflected the write-down of the book value of West Navion by NOK 1,313 million offset by the gain of NOK 351 million from the sale of West Vanguard. The write-down was triggered by the New Norwegian Accounting Standard for impairment of asset implemented by Smedvig in 2002.

Consolidated net loss was NOK 802 million as compared to a net income of NOK 1,068 million in 2001.

Cash Flow

Net cash from operating activities totaled NOK 645 million in 2002 as compared to NOK 1,029 million in 2001. The decrease was mainly due to lower operating profit in 2002.

Revenues

NOK mill.


98
99
00
01
02

EBITDA

NOK mill.


1,750
1,400
1,050
700
350
0
98
99
00
01
02

In 2002, capital expenditures on fixed assets amounted to NOK 354 million down from NOK 967 million the preceding year. The numbers for 2001 included capital expenditure related to the newbuild West Alliance. Net cash from investing activities amounted to NOK 101 million up from NOK 32 million in 2001. Net cash used in financing activities amounted to NOK 999 million as compared to NOK 1,242 million the previous year.

Balance Sheet

At year-end, the Company's total assets amounted to NOK 7,562 million, of which the mobile units and tender rigs accounted for 48 and 22 percent, respectively. In comparison with the previous year total assets was reduced by NOK 3,389 million. The Company's major assets are recorded in US dollars and the strengthening of the Norwegian kroner versus the US dollars as such impacted the asset values adversely by NOK 1,400 million. Another significant impact was the write-down of the book value of West Navion by NOK 1,313 million.

Shareholders' equity decreased by NOK 1,689 million to NOK 3,379 million in 2002. The decrease mainly reflects the net loss for the year as well as the effect on assets from the aforementioned appreciation of the Norwegian currency. At year-end the equity ratio was 45 percent as compared to 46 percent in 2001.

Long-term interest bearing debt decreased to NOK 2,755 million from NOK 4,475 million in 2001 due to a continued positive cash flow and the sale of West Vanguard. The Company's short-term debt totaled NOK 1,123 million. By comparison, the short-term debt was NOK 1,191 million in 2001.

At year-end, the Company had drawn US$ 314 million on its revolving credit facility. In addition, NOK 530 million was outstanding in bonds in the Norwegian market as well as commercial papers amounting to NOK 200 million. Cash and cash equivalents totaled NOK 598 million, a decrease of NOK 332 million from the end of the previous year.

Smedvig's financial position is considered sound, with a satisfactory equity ratio, an adequate cash position and a sound cash flow from a balanced contract portfolio. Pursuant to the requirements of paragraph 3.3 of the Norwegian Accounting Act of 1998, the Board of Directors states that the accounts are prepared on a going concern basis.

DISTRIBUTION OF EARNINGS FOR THE PARENT COMPANY

The recommendation from the Board of Directors to the Annual General Meeting is to distribute the Parent Company's net income of NOK 78,429,252 as follows:

• From other equity	NOK 2,763,752
• To dividend	NOK 81,193,004

(NOK 1.00 per share)

The dividend policy provides for a moderate distribution of an annual dividend. The dividend amount is dependent on the earnings, financial situation and outlook for the Company. At year-end, the Parent Company had distributable reserves totaling NOK 858 million.

BUSINESS UNITS

Mobile Units

The utilization rate for the mobile units averaged 76 percent as compared to 94 percent in 2001. Operating loss was NOK 87 million, down from an operating profit of NOK 650 million in the preceding year. The decrease was mainly due to a significant decline in both average dayrates and utilization of the drilling units combined with additional costs as three units had short yard-stays.

Over the course of the year, the drillship West Navion completed deepwater operations in Canadian and U.K. waters. During operations in Canada for Marathon Oil, the drillship experienced a ten-week halt in operations to perform repair work on the derrick and the marine riser. Following completion of the work for Amerada Hess and



West Alliance, semi-submersible self-erecting tender rig

BP in the U.K., the unit was laid up early in December. The next scheduled drilling assignment for West Navion is west of Shetland for ChevronTexaco commencing late March 2003. Thereafter, the unit has assignments for Esso and Statoil offshore Norway keeping her employed until October 2003.

The fifth-generation semi-submersible rig West Venture continued production drilling on the Troll field in Norway for Norsk Hydro. In 2002, minor technical issues still remained a challenge in order to improve financial performance of the unit. The firm contract with Norsk Hydro expires in February 2004.

The fourth-generation semi-submersible rig West Alpha worked for BP, Shell and Britannia over the course of the year. After the completion of operations for BP offshore Norway in February, the unit had a yard-stay to replace the main engines and generator sets. The unit experienced a three-month unemployed period before commencing operations for Shell UK in August. The rig is currently working for Britannia in the U.K. sector of the North Sea. Thereafter, the rig has assignments in Norway keeping it employed throughout October 2003.

The third generation semi-submersible rig, West Vanguard, drilled production wells for Norsk Hydro on the Troll and Visund fields in Norway during the year. In December, the unit was sold for US$ 68.5 million. Smedvig will operate the unit for a short period in order to complete the drilling contract with Norsk Hydro.

In July, the ultra-large jack-up rig West Epsilon completed drilling operations offshore the Netherlands for Nederlandse Aardolie Maatschappij (NAM). After a yard-stay for upgrades in preparation for the current drilling assignment for BP, the rig was moved to the Norwegian sector in September. The contract with BP is expected to keep the unit employed throughout 2003.

Tender Rigs

The operations of tender rigs proceeded very well, and the average utilization rate for the fleet was 99 percent as compared to 89 percent in 2001. Operating profit amounted to NOK 443 million, up from NOK 342 million in 2001. The increase was due to a full year in operation for the newbuild West Alliance, delivered October 2001, and increased utilization for the fleet, however, offset by lower NOK/US$ exchange rate.

The market conditions for tender rigs remained stable in 2002, and the Company secured new contracts at acceptable terms for its available units. In addition, the oil companies exercised available options for extension of contracts for some of the other units. The most significant new assignment was the contract for Unocal offshore east Borneo in Indonesia. This three-year contract includes drilling of production wells in 1,000 meters water depth, which is the first deepwater assignment for a self-erecting tender rig.

At year-end, all tender rigs were under contract in Southeast Asia and the average contract coverage was 26 months, as compared to 24 months at year-end 2001.

In January 2003, Smedvig entered into a contract with Malaysia Shipyard and Engineering Sdn. Bnd. for the construction of a new self-erecting tender rig. The new unit will be an enhanced version of the Company's existing tender barge design. Capital expenditure is estimated at US$ 67 million and delivery is scheduled for the first quarter of 2004.

Platform Drilling

Operating profit for the business unit amounted to NOK 63 million up from NOK 50 million in 2001. The increase was primarily a result of higher overall activity.

Over the course of the year, Smedvig performed drilling operations and maintenance work on various platforms in the Norwegian sector of the North Sea. The Company was engaged in drilling and maintenance operations for Statoil on the Statfjord and Veslefrikk fields and for BP on the Ula, Gyda and Valhall fields. On the Ekofisk

Operating profit

NOK mill.



800
0
98
99
00
01
02

Net income

NOK mill.



1 200
800
400
0
-400
-800
-1 200
98
99
00
01
02

field, water- and gas-injection wells were drilled and maintenance work was carried out for Phillips Petroleum. This contract was completed in the fourth quarter.

The division includes well services performed onboard a number of mobile units and fixed installations. During the year, the activity remained high yielding a satisfactory operating profit.

THE BALDER LITIGATION

The court proceedings between Esso and Smedvig were completed in early November 2001. The claims from Esso against Smedvig are approximately NOK 2.75 billion, whilst Smedvig's claims against Esso are approximately NOK 2.5 billion. Both amounts are exclusive of claims for interest and litigation costs. The Court has informed the parties that a ruling most likely will be announced mid 2003. The Board of Directors does not believe that the ultimate outcome of this dispute will have a materially adverse effect on the financial situation of the Company.

OPERATIONAL RISK

The operating profit of Smedvig depends primarily on the conditions prevailing in the oil and gas industry and, in particular, the oil companies' demand for exploration and production drilling services. Furthermore, it is influenced by the drilling capacity supplied by other independent drilling contractors. The oil companies' demand for drilling services varies with their cash flows, expectations as to future oil and gas prices and portfolio of viable exploration and development prospects. Demand for drilling capacity has historically been cyclical with large fluctuations in dayrates as a consequence. Over short periods of time, the development of dayrates may vary from one geographical area to another, due to differences in the local supply and demand for drilling capacity. The Company seeks to mitigate these risks by entering into long-term contracts when dayrates are at attractive levels.

The Company's operations are subject to hazards inherent in the drilling of offshore oil and gas wells. Moreover, operations may be suspended because of equipment breakdowns, abnormal drilling conditions or failure of subcontractors to supply goods or perform services. The drilling contracts include clauses that give the customer the right to terminate the contracts under certain circumstances. Such early termination may significantly impact the earnings and financial position of the Company. However, the contracts usually contain clauses that provide Smedvig with satisfactory financial compensation in the event of early termination not attributable to circumstances caused by the Company.

FINANCIAL RISK

The Company generates most of its revenues in U.S. dollars and the Company's assets are valued in U.S. dollars. To limit the currency risk, assets are mainly financed in U.S. dollar denominated debt. The operations normally generate a surplus of U.S. dollars, and the Company therefore depends on selling dollars to cover expenses in Norwegian kroner and other currencies. In order to hedge its currency commitments, the Company applies financial instruments.

At year-end, the long-term interest bearing debt totaled US$ 395 million, corresponding to NOK 2,755 million. The Company's interest payment obligations under the loan agreements are based on floating rates. In order to mitigate the interest rate exposure, the Company has entered into fixed-rate agreements for parts of its debt.

EXECUTIVE MANAGEMENT

In June, Kjell E Jacobsen, who had been acting Chief Executive Officer since year-end 2001, was appointed



West Venture, 5th generation semi submersible rig

Chief Executive Officer. Stein Diesen and Alf R Løvdal were appointed Managing Directors of the Mobile Units and Platform Drilling divisions, respectively.

WORK ENVIRONMENT

The objective of the Company is to develop an efficient, high quality organization that places emphasis on safety and accident prevention. The aim is to have no accidents, injuries or losses. In 2002, two fatal and tragic accidents occurred causing the Company to review and further improve safety in all operations. The first accident happened on a fixed platform during regular lifting operations while the other occurred in connection with a lifting operation during a yard-stay for one of the mobile units. For 2002, the number of "lost-time accidents" (LTA) for the Company totaled 2.0 per million man-hours as compared to 2.9 the previous year.

The Company work diligently to reduce absenteeism and to further improve the working environment. The Company views the working environment for its employees as sound and inspiring. For the Norwegian operations, average absenteeism due to illness decreased from 6.1 percent in 2001 to 5.7 percent in 2002. For the Southeast Asian operations, absenteeism was less than 0.5 percent.

NATURAL ENVIRONMENT

The exploration and production drilling operations involve emission of exhaust gases into the air as well as the discharge of chemicals into the sea. These emissions and discharges are, however, within the limits specified by the Company, relevant authorities and customers, and are included in the oil companies' reporting of emissions. Operations involve the risk of accidental discharges that could result in damage to the environment. The objective is to prevent all such accidental discharges.

The Company's objective is to be in the forefront of the industry in terms of preventing environmental damage. This is being achieved through systematic registration of emissions and discharges and pre-emptive efforts in selecting chemicals that cause the least harm to the environment. The Company has implemented measures to ensure that the operations are in compliance with Smedvig's own requirements as well as the requirements and expectations of governmental authorities, customers and partners. Emergency plans are in place to limit the damage to the environment in the event of an accidental spill. In 2002, the number of minor accidental spills was reduced from 25 to 17. No accidental spills resulting in damage to the natural environment occurred.

PROSPECTS

The current outlook for the world economy has imposed uncertainty with respect to demand for oil and gas. In spite of historically high oil prices and strong cash flows, oil companies have been reluctant to significantly increase spending on exploration and development activities. Furthermore, the outcome of the exploration programs in new deepwater areas has been somewhat disappointing and has impacted drilling activities adversely in these areas in the short term.

Demand for oil and gas has increased annually with up to three percent over the last decades and Smedvig believes in a continued growth in demand. The fact that depletion rates for major mature oilfields are rapidly increasing is considered a challenge for the oil companies. Smedvig believes that spending on exploration and development will have to rebound in order for oil companies to replace declining production rates on existing fields and procure growth in production.

Near term projections however do not suggest improvement in current market conditions. For mobile units, the market for conventional mid-water semi-submersibles is expected to remain soft in 2003, and unemployed periods for units on short-term assignments are possible. In the longer term, demand for high quality mobile units is expected to improve for both mid-water and deepwater units. For tender rigs the market outlook remains sound due to existing plans for new field developments in Southeast Asia. A successful implementation of the Company's cost-effective and novel deepwater concept of combining tender rigs and floating wellhead platforms could expand the tender rig market further.

At year-end, Smedvig had a backlog of drilling contracts averaging eight months for its mobile units and 26 months for its tender rigs. This contract situation is acceptable in the current market given the Company's solid balance sheet. Nevertheless, the near term market outlook still remains challenging.

Stavanger, March 18, 2003

The Board of Directors of Smedvig asa



Peter T Smedvig
(Chairman)



Raymond De Smedt



Siri B Hatlen



J Larry Nichols



Andrew C Salvesen



Kjell E Jacobsen
(Chief Executive Officer)

Income Statements

NOK million (except per share data)	Notes	2002	2001	2000
REVENUES				
Revenues	(1)	3,354	3,816	3,588
Total revenues		3,354	3,816	3,588
OPERATING EXPENSES				
Personnel expenses	(2)	(1,465)	(1,362)	(1,252)
Other operating expenses		(1,025)	(994)	(1,042)
Depreciation	(6)	(451)	(464)	(442)
Total operating expenses		(2,941)	(2,820)	(2,736)
Operating profit		**413**	**996**	**852**
FINANCIAL INCOME AND EXPENSES				
Interest income		28	62	65
Interest expenses	(14)(16)	(224)	(471)	(375)
Other financial items	(3)	27	(136)	(585)
Net financial items		(169)	(545)	(895)
Income (loss) before other items		**244**	**451**	**(43)**
OTHER ITEMS				
Write-down of asset	(4)	(1,313)	-	-
Gains on sale of assets	(4)	351	721	-
Total other items		(962)	721	-
Income (loss) before income taxes		**(718)**	**1,172**	**(43)**
Income taxes	(5)	(84)	(104)	119
Net income (loss)		**(802)**	**1,068**	**76**
Minority share of net income		1	5	6
Earnings (loss) per share	(7)	(9.74)	12.97	0.99
Diluted earnings (loss) per share	(7)	(9.74)	12.96	0.98

Balance Sheets

NOK million	Notes	2002	2001	2000
ASSETS				
LONG-TERM ASSETS				
Deferred taxes	(5)	-	125	192
Mobile units and tender rigs	(6)	5,283	8,142	7,912
Other tangible assets	(6)	295	415	406
Financial fixed assets	(8)	253	173	239
Total long-term assets		**5,831**	**8,855**	**8,749**
CURRENT ASSETS				
Receivables	(9)	1,105	1,032	1,124
Short-term investments	(10)	28	134	176
Cash and cash equivalents	(11)	598	930	1,045
Total current assets		**1,731**	**2,096**	**2,345**
Total assets		**7,562**	**10,951**	**11,094**

Balance Sheets

NOK million	Notes	2002	2001	2000
EQUITY AND LIABILITIES				
SHAREHOLDERS' EQUITY				
PAID-IN CAPITAL				
Share capital	(12)	822	823	124
Share premium reserve	(12)	1,733	1,733	2,435
Total paid-in capital		**2,555**	**2,556**	**2,559**
RETAINED EARNINGS				
Other equity	(12)	805	2,492	1,567
Minority interests	(12)	19	20	19
Total retained earnings		**824**	**2,512**	**1,586**
Total shareholders' equity		**3,379**	**5,068**	**4,145**
LIABILITIES				
PROVISIONS				
Deferred taxes	(5)	79	-	-
Pensions	(13)	176	128	80
Total provisions		**255**	**128**	**80**
LONG-TERM LIABILITIES				
Long-term interest bearing debt	(14)	2,755	4,475	5,596
Other long-term liabilities	(15)	50	89	91
Total long-term liabilities		**2,805**	**4,564**	**5,687**
CURRENT LIABILITIES				
Short-term interest bearing debt	(16)	200	200	250
Accounts payable		117	119	85
Taxes payable		21	24	52
Dividends payable		81	123	104
Other short-term liabilities	(17)	704	725	691
Total current liabilities		**1,123**	**1,191**	**1,182**
Total equity and liabilities		**7,562**	**10,951**	**11,094**

Stavanger, March 18, 2003

The Board of Directors of Smedvig asa


Peter T Smedvig
(Chairman)


Raymond De Smedt


Siri B Hatlen


J Larry Nichols


Andrew C Salvesen


Kjell E Jacobsen
(Chief Executive Officer)

Statements of Cash Flows

NOK million	2002	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	(802)	1,068	76
Adjustments to reconcile net income to net cash			
provided by operating activities:			
Depreciation	451	464	442
Losses (gains) on sale of assets	(330)	(721)	(4)
Losses (gains) on sale of securities	6	3	(10)
Unrealized foreign exchange loss, long-term debt	-	(3)	574
Expenses for periodic overhauls	77	80	91
Associated companies	(8)	-	-
Write-down of assets	1,313	-	-
Increased pension provisions	48	-	-
Deferred income taxes	31	67	(153)
Change in assets and liabilities, net of effect of acquisitions:			
Accounts receivable	(115)	92	(377)
Income taxes payable	(3)	(28)	7
Accounts payable	(2)	34	26
Other current liabilities	(21)	(27)	138
Net cash provided by operating activities	**645**	**1,029**	**810**
CASH FLOWS FROM INVESTING ACTIVITIES			
Capital expenditures on long-term investments	(94)	92	12
Capital expenditures on fixed assets and newbuildings	(354)	(967)	(325)
Capital expenditures on long-term maintenance	(40)	(114)	(142)
Proceeds from sale of fixed assets	494	979	14
Proceeds from sale and redemption of securities	95	42	111
Purchase of securities	-	-	(81)
Net cash provided by (used in) investing activities	**101**	**32**	**(411)**
CASH FLOWS FROM FINANCING ACTIVITIES			
Long-term debt borrowings	1	4,159	1,213
Payments of long-term debt	(873)	(5,262)	(1,184)
Equity issue	-	4	19
Treasury shares	(4)	(45)	-
Minority's share of cash paid in limited partnership	-	6	3
Dividends	(123)	(104)	(82)
Net cash used in financing activities	**(999)**	**(1,242)**	**(31)**
Effect of exchange rate changes on cash and cash equivalents	(79)	66	5
Net increase (decrease) in cash and cash equivalents	(332)	(115)	373
Cash and cash equivalents at beginning of year	**930**	**1,045**	**672**
Cash and cash equivalents at end of year	**598**	**930**	**1,045**

Accounting Policies

The accompanying consolidated financial statements present the financial position of Smedvig asa and consolidated subsidiaries (the "Company" or "Smedvig"). The accounts have been prepared in accordance with generally accepted accounting principles in Norway (Norwegian GAAP). These accounting principles vary in certain significant respects from accounting principles generally accepted in the United States (US GAAP). See Note 29 for a discussion of the principal differences between Norwegian GAAP and US GAAP that affect the Company's consolidated net income and shareholders' equity.

NATURE OF OPERATION

Smedvig is an offshore drilling contractor that, since 1965, has provided drilling and related services to the oil and gas industry.

In addition to owning and operating mobile drilling rigs, a drillship and tender rigs, Smedvig has contracts for production drilling and maintenance on fixed installations on the Norwegian continental shelf.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles in Norway and the United States requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reported period. Significant estimates include those required in the valuation of fixed assets, assessment of the probability of the outcome of current litigation and other contingent liabilities, and the capitalization of cost relating to the upgrade of a mobile unit or tender rig. Actual results could differ from those estimates.

BASIS OF CONSOLIDATION

Subsidiaries in which the Company's holding exceeds 50 percent are consolidated in the financial statements.

The Company also consolidates certain limited partnerships and equity investments, in which the Company's holding is 50 percent or less, in accordance with the proportionate consolidation method. Proportionate consolidation is utilized for joint ventures in which the Company is actively involved in the operations.

The equity method of accounting is used for investments in associated companies in which the investment provides the Company with the ability to exercise significant influence over operating and financial policies of the investee company. Such influence is presumed to exist for investments in companies in which the Company's direct or indirect ownership is between 20 and 50 percent. Under the equity method, the Company's share of profits and losses of associated companies is included in the consolidated income statement under other financial items.

The cost method of accounting is used for investments in companies in which the Company's ownership is less than 20 percent.

All material intercompany transactions and internal sales have been eliminated in consolidation.

RECLASSIFICATION

Certain 2001 and 2000 amounts have been reclassified to conform to 2002 presentation. This reclassification includes an increase in Mobile Units and Tender Rigs and a corresponding decrease in current assets (spare parts) representing replacement drilling equipment and fixtures specifically required to maintain the Company's assets.

REVENUE RECOGNITION

The substantial majority of the Company's revenues is derived from dayrate based drilling contracts or other service contracts. Revenues are recognized in the period during which the services are rendered, and at the rates established in the contracts.

Under some contracts, Smedvig is entitled to additional payments for exceeding performance targets. As there is uncertainty as to such bonus payments until the drilling program is completed, such additional payments are recognized after completion of such drilling program.

Drilling contracts occasionally include mobilization fees and/or other fees payable at the start of the contract. In cases where the fee covers a general upgrade of a drilling unit or equipment and it is considered that the upgrade represents a value increase to Smedvig beyond the contract period, the fee is amortized over the contract period whereas the investment is depreciated over the remaining lifetime of the asset. In cases where the payment covers specific upgrades or equipment only of value to the customer, the fee is offset against the cost of the upgrade or equipment. In other cases up-front fees are recognized on a straight-line basis over the estimated contract period.

Occasionally drilling contracts are terminated by the customer which results in a financial compensation. The compensation amount, offset by future operating expenses for the original contract period, is recognized as revenues at the date of termination.

REPAIR AND MAINTENANCE

Costs for normal repair and maintenance are expensed and charged to other operating expenses when the repair and maintenance take place. Information on periodic overhauls is described in the section Long-term maintenance.

OTHER ITEMS

All long-lived assets are evaluated for impairment on the basis of discounted cash flows. An impaired asset is written down to its estimated fair market value primarily based on quoted prices. The write-down is included in "Other items".

Gains or losses on the sale of assets are also classified as "Other items" in the Consolidated Income Statements.

FUNCTIONAL CURRENCY

The Company uses Norwegian kroner as the functional currency on Group level. The following subsidiaries use the US dollar as the functional currency:

- Smedvig Asia
- Smedvig Rig

The functional currency of an entity is the currency of the primary economic environment in which the entity operates. Normally, that is the currency of the environment in which an entity primarily generates and expends cash. As a result of a significant increase in activities conducted in US dollars by Smedvig Rig, the Company adopted the US dollars as the functional currency with effect from April 1, 2001.

FOREIGN CURRENCIES

Due to the international nature of the Company's operations, exchange rate movements give rise to foreign currency transaction risk and translation risk when revenues, costs and net assets of foreign subsidiaries are converted into Norwegian kroner. While the Company engages in certain foreign exchange transactions with respect to its foreign currency exposure, there can be no assurance that these transactions will protect the Company from the effects of future exchange rate fluctuations, see Note 19.

The balance sheets of subsidiaries with functional currencies other than the Norwegian kroner are translated into Norwegian kroner at the foreign exchange rate at year-end, and the income statements are translated at the average exchange rate prevailing during the year. Differences arising from foreign exchange translation are recorded as a separate component of shareholders' equity. For subsidiaries using Norwegian kroner as the functional currency, bank deposits, short-term receivables and short- and long-term liabilities denominated in foreign currencies are translated at year-end exchange rates. Any gains or losses resulting from such translation are recognized as financial income or expense.

GOODWILL

Acquisitions are accounted for using the purchase method. This requires that the excess of the purchase price over the fair value of the assets acquired, be recorded as goodwill and amortized on a straight-line basis.

NEWBUILDING PROJECTS

Newbuildings are included in fixed assets at their cumulative costs.

CAPITALIZED INTEREST

Interest expenses on borrowings utilized to upgrade and construct newbuildings are capitalized based on accumulated expenditures for the applicable project at the Company's current rate of borrowing.

FIXED ASSETS AND DEPRECIATION

Fixed assets are recorded at historical cost less accumulated depreciation. Fixed assets are depreciated on a straight line basis over the economic life of the assets. The Company's mobile rigs, drillship and tender rigs are depreciated over 25 years. Drilling equipment and fixtures are depreciated over a period of three to ten years, depending upon their useful life.

Towards the end of a unit's operating life, the Company may in certain situations decide to upgrade a unit in order to extend the life of the unit or modify it for alternative employment. In such instances, the associated cost is capitalized and depreciated over the new remaining life of the unit.

In accordance with the Norwegian Accounting Act 1998, the carrying amount of a fixed asset is periodically reviewed in order to assess if the fair value of the asset is lower than the carrying value. If the fair value is lower than the carrying value and this has not been considered to be temporary, the fixed asset is written down to fair value.

LONG-TERM MAINTENANCE

Expenses related to periodic overhauls of mobile units and tender rigs are capitalized as other fixed assets and amortized over the anticipated period between overhauls, which is generally five years.

ACCOUNTS RECEIVABLE

Accounts receivable are recorded net of an allowance for doubtful accounts, if any.

SHORT-TERM INVESTMENTS

Short-term investments in debt securities are recorded at market value at year-end.

CASH AND BANK DEPOSITS

Cash and cash equivalents include other highly liquid investments with an original maturity of 90 days or less.

PENSIONS

The Company has several defined benefit plans which provide retirement, death and termination benefits.

The retirement benefits are generally a function of years of employment and amount of compensation. The plans are primarily funded through payments to insurance companies. The Company records its pension costs in the period during which the services are rendered by employees and amounts are based on actuarial calculations.

DERIVATIVE FINANCIAL INSTRUMENTS

The Company's interest-rate swap agreements and forward exchange contracts do not qualify for hedge accounting, as they are not designated as hedges of specific assets, liabilities or firm commitments. Consequently, interest-rate swap agreements, forward exchange contracts and currency options are marked to market, with the resulting gain or loss recorded as other financial income or expense.

INCOME TAXES

Income tax expense consists of taxes currently payable and changes in deferred tax assets and liabilities. Deferred tax assets and liabilities are based on temporary differences that arise between the book basis and tax basis of assets and liabilities and the future tax benefit of tax loss carry forwards.

Deferred tax assets can only be recognized if it is probable that the future benefit will be realized.

The majority of the Company's mobile units and tender rigs as well as the drillship are taxed according to the Norwegian tax scheme for shipowning and offshore companies. According to the principles of the scheme, no income tax is assessed on the operating results of those companies that qualify and decide to participate in the scheme. Under the scheme, taxation will occur when dividends are paid by companies within the scheme or when a company decides to withdraw from the scheme. Parts of net financial items are subject to ordinary Norwegian taxation. Since Smedvig deems it preferable to stay within the scheme for a long time, no provision for deferred taxes has been provided for in the operating profit. However, provisions for deferred taxes are made for temporary differences on taxable net financial items.

The Company aims to distribute a dividend every year. The dividend will primarily be taken from earnings which have been subject to ordinary taxation, from distributable reserves and, if necessary, from earnings under the Norwegian scheme for shipowning and offshore companies. Available taxed funds for distribution are sufficient to cover dividend payments for the immediate future. Consequently, no deferred tax has been calculated on the net income generated from activities within the scheme.

EARNINGS PER SHARE

Earnings per share is computed by dividing net income by the weighted average number of Class A and Class B shares outstanding during the year. Shares issued during the year are weighted for the period of the year that they were outstanding.

Diluted earnings per share is computed in a manner consistent with that of earnings per share, while giving effect to the potentially dilutive effect of outstanding share options during the period. Note 7 discloses outstanding shares for the years 2002, 2001 and 2000.

INCENTIVE PROGRAMS

The Company has established incentive plans for senior management. In the case when the exercise price of the share option grants is lower than the market price of the Company's shares on the date of grant, the difference is recognized as salary expenses over the vesting period of the share option. National insurance contribution arising from such incentive programs is accrued over the period of the options.

Notes

The notes refer to the Group. The numbers are in NOK million unless otherwise stated.

NOTE 1 SEGMENT INFORMATION

The Company provides drilling and related services to the offshore oil and gas industry. There have not been any inter-segment sales. The accounting principles for the segments are the same as for the consolidated accounts.

GEOGRAPHIC SEGMENT DATA

The following presents the Company's revenues, income and assets by geographic area:

REVENUES FROM UNAFFILIATED CUSTOMERS	2002	2001	2000
Norway	1,866	2,634	2,728
Brunei	318	251	384
Thailand	328	280	263
Malaysia	399	360	112
Other	443	291	101
Total	**3,354**	**3,816**	**3,588**

INCOME (LOSS) BEFORE INCOME TAXES			
Norway [1]	408	1,349	602
Brunei	142	139	166
Thailand	93	66	45
Malaysia	192	130	49
Other [2]	(1,384)	33	(10)
Operating profit adjusted for "Other items"	(549)	1,717	852
Other expenses	(169)	(545)	(895)
Total	**(718)**	**1,172**	**(43)**

IDENTIFIABLE ASSETS [3]			
Norway	4,502	5,351	6,172
Brunei	449	705	1,768
Thailand	492	487	440
Malaysia	531	1,254	57
Other [4]	1,588	3,154	2,657
Total	**7,562**	**10,951**	**11,094**

1) Including gains on sale of assets of NOK 351 million and NOK 721 million for the years ended December 31, 2002 and 2001, respectively.
2) Including a write-down of West Navion amounting to NOK 1,313 million in 2002.
3) A substantial portion of the Company's assets are mobile drilling units. Asset locations at the end of a period are not necessarily indicative of the geographic distribution of the revenues or operating profits generated by such assets during such period.
4) Including West Navion at NOK 982 million, NOK 2,485 million and NOK 2,618 million for the years ended December 31, 2002, 2001 and 2000, respectively.

INDUSTRY SEGMENT DATA

As of December 31, 2002, the Company operates the following three segments:

- Mobile Units: The Company offers services encompassing drilling, completion and maintenance of offshore wells in deep waters and harsh environments. The drilling contracts relate to three semi-submersible rigs, one ultra-large jack-up and one deepwater drillship.
- Tender Rigs: The Company operates a fleet of six self-erecting tender rigs and three semi-submersible tender rigs, which are used for production drilling and well maintenance in Southeast Asia.
- Platform Drilling: The Company performs production drilling and maintenance activities on several fixed installations in the Norwegian sector of the North Sea. The Company also provides well services including well maintenance, modification and abandonment.

For accounting purposes only, there is a fourth division, Discontinued Activities.

REVENUES FROM UNAFFILIATED CUSTOMERS	2002	2001	2000
Mobile Units	1,423	2,184	2,113
Tender Rigs	1,076	900	774
Platform Drilling	855	732	698
Discontinued Activities	-	-	3
Total	**3,354**	**3,816**	**3,588**

DEPRECIATION AND AMORTIZATION			
Mobile Units	367	406	401
Tender Rigs	143	120	115
Platform Drilling	18	18	16
Total	**528**	**544**	**532**

INCOME BEFORE INCOME TAXES			
Mobile Units [1]	(1,049)	1,371	599
Tender Rigs	443	342	238
Platform Drilling	63	50	63
Discontinued Activities [2]	(6)	(46)	(48)
Operating profit adjusted for "Other items"	(549)	1,717	852
Other expenses	(169)	(545)	(895)
Total	**(718)**	**1,172**	**(43)**

IDENTIFIABLE ASSETS			
Mobile Units	4,677	7,300	8,474
Tender Rigs	2,497	3,207	2,304
Platform Drilling	220	271	113
Discontinued Activities [2]	168	173	203
Total	**7,562**	**10,951**	**11,094**

CAPITAL EXPENDITURES			
Mobile Units	273	116	278
Tender Rigs	72	819	32
Platform Drilling	9	16	27
Total	**354**	**951**	**337**

1) Include a write-down of NOK 1,313 million partly offset by a gain on sale of assets of NOK 351 million in 2002 and a gain on sale of assets of NOK 721 million in 2001.
2) Expenses related to the Balder FPU litigation are reported under Discontinued Activities.

NOTE 2 PERSONNEL EXPENSES AND REMUNERATION TO THE BOARD OF DIRECTORS AND CHIEF EXECUTIVE OFFICER

SPECIFICATION OF PERSONNEL EXPENSES	2002	2001	2000
Salaries	1,126	1,017	993
National insurance contributions	142	133	130
Pension costs	109	108	85
Other remunerations	88	104	44
Total	**1,465**	**1,362**	**1,252**

REMUNERATION TO THE BOARD OF DIRECTORS AND CHIEF EXECUTIVE OFFICER

Numbers in NOK

Remuneration expensed in 2002:	
Board of Directors	800,000
Chief Executive Officer [1]	2,263,539

The Chairman of the Board, Peter T Smedvig, who is Non-Executive Chairman, has not received any remuneration in 2002.

1) The Chief Executive Officer has been granted 170,000 options in 2002 which are described in Note 18. Pursuant to his employment agreement he will receive compensation corresponding to 24 months salary if the Board decides to end his employment with the Company.

NOTE 3 OTHER FINANCIAL ITEMS

In 2002, other financial items included a foreign exchange currency loss of NOK 56 million. The amount is the accumulated currency loss on a debt denominated in US dollar which the Company did not translate during the period from 1995 through 2002. This debt was paid by the Company in 2002.

If the loss had been recorded each year, the effects in the profit and loss statement would have been:

	1995	1996	1997	1998	1999	2000	2001	2002	Total
Yearly effect:	-	(2)	(17)	(5)	(10)	(16)	(6)	-	(56)

The Company changed its functional currency from Norwegian kroner to US dollar in April 2001 (see Note 21). The accumulated exchange gain arising in retranslation of this debt in the period after the change in functional currency was NOK 28 million, and has been recorded against other equity. The Company, after considering both the qualitative and the quantitative impact of the translation error, has determined the misstatement is not material. Consequently, the misstatement was recorded against the profit and loss statement in 2002.

The Company recorded a loss on translation of long-term US dollar debt of NOK 154 million and NOK 643 million for the quarter ended March 31, 2001 and for the year ended December 31, 2000, respectively. These losses were caused by the appreciation of the US dollar/Norwegian kroner exchange rate.

In 2000, other financial items also included a gain of NOK 7 million from the sale of shares in Offshore & Marine ASA.

NOTE 4 OTHER ITEMS

In 2002, the Company recorded a write-down of West Navion amounting to NOK 1,313 million. At year end 2002, the 50 percent ownership interest in West Navion was booked at NOK 982 million, in accordance with the average value estimates from three independent brokers. Norway changed in 2002 the generally accepted accounting principles for impairment of assets. The new accounting principles discounts expected future cash flows and assesses the value against the carrying amount of the asset to determine whether a write-down is required or not. The test in the previous accounting principles was based on undiscounted cash flows. The new accounting principles should be implemented no later than 2003. The Company has implemented the new accounting principles as from 2002.

In 2002 and 2001, the Company sold the mobile units West Vanguard and West Delta, respectively. The sale prices were approximately US$ 69 million and US$ 110 million, resulting in gains of NOK 351 million and NOK 721 million, for the years 2002 and 2001, respectively.

NOTE 5 INCOME TAXES

Intangible fixed assets in the balance sheet consist solely of deferred tax assets.

ALLOCATION OF INCOME BEFORE INCOME TAXES	2002	2001	2000
Norway	(769)	1,099	(74)
Outside Norway [1]	51	73	31
Total	**(718)**	**1,172**	**(43)**

INCOME TAX EXPENSE (BENEFIT) CONSISTS OF THE FOLLOWING			
Payable tax:			
Norway	12	12	9
Outside Norway	41	25	20
Total payable tax	53	37	29
Total deferred income tax expense (benefit) Norway	31	67	(148)
Total	**84**	**104**	**(119)**

1) Allocation of income before income taxes refers to income not taxable to Norway.

The principal differences between the expected tax expense computed by applying the Norwegian statutory tax rate of 28 percent to income before income taxes and the actual tax expense are as follows:

	2002	2001	2000
"Expected" income taxes	(201)	328	(12)
Foreign tax rate differential	27	51	11
Shipowners' taxation in Norway	250	(277)	(152)
Income tax provisions (reversed provisions)	-	(14)	35
Other	8	16	(1)
Total	84	104	(119)
Deferred net tax assets not recognized	-	-	-
Income taxes	**84**	**104**	**(119)**

Deferred income taxes reflect the impact of temporary differences between the amount of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes. The net deferred tax assets consist of the following:

DEFERRED TAX ASSETS	2002	2001	2000
Tax loss carry forward	276	138	327
Pension liabilities	46	36	22
Provisions	25	36	40
Gross deferred tax assets	347	210	389
DEFERRED TAX LIABILITIES			
Fixed assets	14	30	86
Currency exchange fluctuations	353	-	-
Other	59	55	111
Gross deferred tax liabilities	426	85	197
Net deferred tax assets (liabilities)	**(79)**	**125**	**192**

At December 31, 2002, the Company's deferred tax asset of NOK 276 million was derived from a tax loss carry forward of NOK 985 million, which expires in varying amounts primarily between 2008 and 2012. The Company is of the opinion that it is probable that the deferred tax assets will be realized through future profits and the reversal of taxable timing differences.

NOTE 6 MOBILE UNITS AND TENDER RIGS AND OTHER TANGIBLE ASSETS

	Mobile units and tender rigs	Drilling equipment inventory and fixtures	Long term maintenance	**Total other tangible assets**
Original cost at January 1, 2002	10,316	320	457	777
Additions	306	48	40	88
Disposals	(513)	(6)	(114)	(120)
Cost at December 31, 2002	10,109	362	383	745
Currency exchange fluctuations	(1,313)	(1)	(41)	(42)
Accumulated depreciation, write-down and amortization December 31, 2002	(3,513)	(225)	(183)	(408)
Book value at December 31, 2002	**5,283** [1]	**136**	**159**	**295**
Depreciation for the year	413 [1]	38	-	38
Write-down of West Navion	1,313	-	-	-
Amortization for the year	-	-	77	77
Percentage depreciation	4	10-33	20	-

1) See pages 65 and 69 for specifications of book value and ordinary depreciation per mobile unit and tender rig.

NOTE 7 EARNINGS PER SHARE

NOK million (except per share data)	Net income adjusted for minority interest	Weighted average shares outstanding	Earnings per share
2000			
Earnings per share	81	82,700,004	0,99
Effect of dilution:			
Options		182,717	
Diluted earnings per share	81	82,882,721	0.98
2001			
Earnings per share	1,073	82,753,475	12.97
Effect of dilution:			
Options		82,701	
Diluted earnings per share	1,073	82,836,176	12.96
2002			
Earnings per share	(801)	82,253,720	(9.74)
Effect of dilution:			
Options		-	
Diluted earnings per share	(801)	82,253,720	(9.74)

For the years 2002, 2001 and 2000, 1,210,000, 628,500 and 388,500 options were excluded from the computation of diluted earnings per share due to their antidilutive effect.

NOTE 8 FINANCIAL FIXED ASSETS

LONG-TERM RECEIVABLES	2002	2001	2000
KS West Alpha	84	-	84
Other long-term receivables	60	82	64
SHARES IN ASSOCIATED COMPANIES			
Roxar ASA	98	90	90
SHARES IN LIMITED PARTNERSHIPS			
KS Difko XLIV	10	-	-
SHARES			
Shares in North Norway Drilling Co. AS	1	1	1
Total	**253**	**173**	**239**

NOTE 9 RECEIVABLES

	2002	2001	2000
Trade receivables	580	604	688
Other receivables	525	428	436
Total	**1,105**	**1,032**	**1,124**

The trade receivables are primarily from major international oil and gas companies. The Company continually evaluates the credit risk associated with each customer and, when considered necessary, requires certain guarantees. At December 31, 2002, 2001 and 2000 no "Provision for doubtful accounts" was considered necessary. Included in other receivables is a net of approximately NOK 175 million related to the Balder issue. See Note 28 for further details regarding this matter.

The following table summarizes revenues from major customers as a percentage of total revenues (revenues in excess of 10 percent for the period):

	2002	2001	2000
BP Amoco	14%	7%	5%
Norsk Hydro	28%	37%	30%
Statoil	14%	26%	41%

NOTE 10 SHORT-TERM INVESTMENTS

	2002				2001			
	Book value	Unrealized gains	Unrealized losses	Fair value	Book value	Unrealized gains	Unrealized losses	Fair value
Debt securities (bonds)	28	-	-	28	134	-	-	134

The maturity dates of the Company's short-term investments in debt securities with an original maturity of greater than 90 days as of December 31, 2002 were:

Less than one year	10
1 – 5 years	18
5 – 10 years	-
Total	**28**

OTHER INFORMATION REGARDING THE SHORT-TERM INVESTMENTS	2002	2001	2000
Purchases	-	-	81
Proceeds from sales	40	-	-
Proceeds from redemptions	55	42	84
Realized gains (losses)	(6)	(3)	3

Realized gains or losses on the sale of securities are determined by reference to the carrying value at the time when the specific security is sold.

NOTE 11 CASH AND CASH EQUIVALENTS

	2002	2001	2000
Cash	469	915	1,005
Certificates of deposit	129	15	40
Total	**598**	**930**	**1,045**

NOTE 12 SHAREHOLDERS' EQUITY

The Company's share capital is divided in two share classes, Class A and Class B. The Class B shares do not carry a right to vote at the general meetings. Otherwise, holders of Class B shares have the same rights and privileges as the holders of Class A shares.

In October 2000, an Extraordinary General Meeting resolved a two-for-one stock split. Consequently, the par value per share was reduced from NOK 3.00 to NOK 1.50. All share and per share figures reflected in these consolidated financial statements have been retroactively restated to reflect the share split.

In April 2001, the General Meeting resolved to increase the par value per share from NOK 1.50 to NOK 10.00. This resulted in the conversion of NOK 705 million of share premium reserve into share capital.

CHANGES IN THE NUMBER OF CLASS A SHARES, CLASS B SHARES AND SHARE CAPITAL ARE AS FOLLOWS:

	Number of Class A Shares	Number of Class B Shares	Share Capital
Balance at January 1, 2000	54,699,004	27,742,500	124
New share issuance in 2000	315,000	111,750	-
Balance at December 31, 2000	55,014,004	27,854,250	124
New share issuance in 2001	-	115,750	1
Par value increase	-	-	705
Balance at December 31, 2001	55,014,004	27,970,000	830
New share issuance in 2002	-	-	-
Issued shares at December 31, 2002	55,014,004	27,970,000[1]	830

1) Includes 791,000 Class B Shares held as treasury shares at December 31, 2002.

Treasury shares:			
Balance at January 1, 2001	-	-	-
Treasury shares bought 2001	-	700,000	(7)
Treasury shares sold 2001	-	(6,750)	-
Balance at December 31, 2001	-	693,250	(7)
Treasury shares bought 2002	-	100,000	(1)
Treasury shares sold 2002	-	(2,250)	-
Balance at December 31, 2002	-	791,000	(8)
Outstanding shares at December 31, 2002	**55,014,004**	**27,179,000**	**822**

In the third quarter of 2001, the Company began acquiring shares of its stock in connection with a stock repurchase program announced in April 2001. That program authorized the Company to purchase up to 8.3 million shares from time to time on the open market or pursuant to negotiated transactions at price levels the Company deems attractive. The Company purchased 0.7 million shares in 2001 and 0.1 million shares in 2002 at an aggregate cost of NOK 49 million. The purpose of the stock repurchase program is to help the Company achieve its long-term goal of enhancing shareholder value. The treasury shares should also be viewed as part of the Company's obligations related to the share incentive programs.

CHANGES IN SHARE CAPITAL, SHARE PREMIUM RESERVE, MINORITY INTERESTS, RETAINED EARNINGS AND FOREIGN CURRENCY ADJUSTMENTS:

	Share Capital	Share premium reserve	Minority interests	Retained earnings	Foreign curr. adjustments	Total shareholders' equity
Balance at January 1, 2000	124	2,416	21	1,501	9	4,071
Net income	-	-	(6)	82	-	76
Dividend	-	-	-	(104)	-	(104)
Foreign exchange translation	-	-	-	-	79	79
Equity issue	-	19	-	-	-	19
Other changes in minority interests	-	-	4	-	-	4
Balance at December 31, 2000	**124**	**2,435**	**19**	**1,479**	**88**	**4,145**
Par value increase	705	(705)	-	-	-	-
Net income	-	-	(5)	1,073	-	1,068
Dividend	-	-	-	(123)	-	(123)
Foreign exchange translation	-	-	-	-	13	13
Equity issue	1	3	-	-	-	4
Treasury shares	(7)	-	-	(38)	-	(45)
Other changes in minority interests	-	-	6	-	-	6
Balance at December 31, 2001	**823**	**1,733**	**20**	**2,391**	**101**	**5,068**
Net income	-	-	(1)	(801)	-	(802)
Dividend	-	-	-	(81)	-	(81)
Foreign exchange translation [1]	-	-	-	-	(802)	(802)
Treasury shares	(1)	-	-	(3)	-	(4)
Balance at December 31, 2002	**822**	**1,733**	**19**	**1,506**	**(701)**	**3,379**

1) The Company introduced in April 2001 US dollar as functional currency on consolidated level in the subsidiary Smedvig Rig, see Note 21 for more information. This fact and the strenghtening of Norwegian kroner versus US dollar during 2002 caused a significant foreign exchange translation difference.

THE COMPANY'S 20 LARGEST SHAREHOLDERS AT DECEMBER 31, 2002

Name	No. of Class A shares	No. of Class B shares	Percent of total number of shares
Peder Smedvig Capital I as	18,856,098	2,501,374	25.74
Folketrygdfondet	3,292,600	2,624,100	7.13
Citibank NA	280,862	3,026,060	3.99
Odin Norden	316,100	2,743,300	3.69
Morgan Stanley & Co. Inc.	2,676,379	-	3.23
State Street Bank & Trust Co.	1,423,115	1,055,686	2.99
Odin Norge	-	2,374,400	2.86
Deutsche Bank AG (GCS) London	-	1,561,200	1.88
UBS AG, London Branch	1,484,800	4,000	1.79
UBS (Luxemburg) S.A.	1,089,768	272,442	1.64
A/S Veni	832,460	208,114	1.25
Nora Smedvig	826,528	206,632	1.25
GMO Erisa Pool T Trust	681,717	242,000	1.11
Verdipapirfondet Avanse Norge	272,600	627,300	1.08
Vital Forsikring ASA	432,430	406,929	1.01
Nordea Avkastning	813,400	-	0.98
JP Morgan Chase Bank	791,443	4,445	0.96
Smedvig asa	-	791,000	0.95
Skandinaviska Enskilda Banken	443,200	302,200	0.89
Orkla ASA	705,000	-	0.85
Percent of total number of shares	42.43	22.84	65.27

SHARES AND OPTIONS OWNED BY THE BOARD, CEO AND SENIOR MANAGEMENT AT DECEMBER 31, 2002:

	Class A shares	Class B shares	Options
Peter T Smedvig, Chairman	21,708,854	3,214,562	-
Raymond De Smedt, Director	34,000	10,300	-
Siri B Hatlen, Director	-	-	-
J Larry Nichols, Director	20,000	-	-
Andrew C Salvesen, Director	70,000	-	-
Kjell E Jacobsen, CEO	8,000	-	260,000
Alf C Thorkildsen, CFO	-	-	120,000
Stein Diesen, Managing Director	-	-	50,000
Alf Ragnar Løvdal, Managing Director	-	1,000	70,000
Ståle Rød, Managing Director	8,000	82,000	130,000

NOTE 13 PENSION PLANS

The Company has a pension plan that covers approximately 1,640 employees as of December 31, 2002. The Company has an employee benefit plan for the majority of the employees. Most of this plan is covered with a Life Insurance Company, based on a 30 years earning period for the employees.

The main conditions for the onshore employees in Norway are a retirement pension of about 66 percent of salary at retirement age of 67 years of age, together with long-term disability pension. Most employees in this group may choose to leave at 62 years of age on a pre-retirement pension.

Offshore employees in Norway have retirement and long-term disability pension of about 60 percent of salary at retirement age of 67. Offshore employees on floating installations may choose to leave at 60 years of age on a pre-retirement pension. Offshore employees on fixed installations have the same pre-retirement pension, but the employees may not leave before they are 62 years of age.

In addition, the Company has a defined contribution plan for some senior employees in Asia. At year-end 2002, the obligation related to the contribution plan was estimated at NOK 11 million.

THE FUNDED STATUS OF THE PLAN IS AS FOLLOWS	2002	2001	2000
Accumulated benefit obligations	301	234	187
Effect of projected future compensation levels	142	110	76
Projected benefit obligations	443	344	263
Plan assets at market value	(236)	(174)	(138)
Accrued pension liability before social security	207	170	125
Unrecognized plan amendments	(30)	(32)	(34)
Unrecognized gains (losses)	(39)	(34)	(29)
Social security	27	24	18
Accrued pension liabilities	**165**	**128**	**80**

ASSUMPTIONS USED IN CALCULATION OF PENSION OBLIGATIONS			
Rate of compensation increase at the end of year	4.0%	4.0%	4.0%
Discount rate at the end of year	6.0%	6.0%	6.0%
Prescribed pension index factor	3.0%	3.0%	3.0%
Expected return on plan assets for the year	7.0%	7.0%	7.0%

The pension plan assets consist of bank deposits, fixed income securities, equities and real estate.

ANNUAL PENSION COSTS			
Present value of this year's earned pensions	67	75	67
Interest expense on pension liabilities	22	15	11
Gross pension costs	89	90	78
Expected return on plan assets	(14)	(10)	(8)
Net pension costs	75	80	70
Recognized plan amendments	2	2	2
Expensed changes in estimates	1	1	(6)
Accrued social security	9	11	8
Net pension costs	**87**	**94**	**74**

NOTE 14 LONG-TERM INTEREST BEARING DEBT AND INTEREST EXPENSES

In 2001, the Company entered into a new secured US$ 600 million Reducing and Revolving Credit Loan Facility Agreement (RRCF).

The RRCF had a limit of US$ 480 million (NOK 3,347 million) at December 31, 2002, of which US$ 114 was reserved for investments. US$ 314 million (NOK 2,189 million) and US$ 430 million (NOK 3,021 million) were drawn at December 31, 2002 and 2001, respectively. During the year there have been minor adjustments to the terms of the loan agreement. The facility has an interest rate of LIBOR plus 135 to 145 basis points. Actual interest rates ranged from 2.9 percent to 3.4 percent in 2002 and from 3.4 percent to 7.8 percent in 2001.

The Company raised NOK 230 million and NOK 300 million by bonds issued in the Norwegian market in 2001 and 2000, respectively. The NOK 230 million tranche has a five year maturity and interest at three months NIBOR plus 2.00 percent, while the NOK 300 million tranche has a three year maturity and interest at three months NIBOR plus 1.75 percent. The Company had issued bonds of NOK 530 million at December 31, 2002. The weighted average interest rate on these bonds at December 31, 2002 and 2001 was 9.0 and 9.2 percent, respectively.

Long-term interest bearing debt totaled NOK 2,755 million and NOK 4,475 million at December 31, 2002 and 2001, respectively, and consisted primarily of bank loans used to finance new building projects. Except for the NOK 530 million bond issue all of the long-term debt is denominated in US dollars.

Long-term interest bearing debt at December 31, 2002 is payable as follows:

YEAR	
2003	732
2004	579
2005	558
2006	886
Total	**2,755**

The Company has various covenants in its loan agreements. The revolving credit facility contains certain financial and other covenants, including covenants requiring it:

- To maintain a minimum value adjusted net worth equal to 33.3 percent of total value adjusted assets
- To maintain a minimum liquidity balance (cash and cash equivalents) of US$ 50 million
- To maintain certain minimum interest coverage ratios or
- To maintain the ratio of total liabilities to earning before interest, taxes, depreciation and amortization (EBITDA) for the period November 1, 2002 to September 30, 2003 - 6.5:1, for the period October 1, 2003 to December 31, 2003 - 6.0:1 and for the rest of the loan period - 4.0:1. The Company may not declare or pay dividends in respect of any year in excess of 50 percent of EBITDA less net interest expenses for such year; or
- Not to enter into any merger unless the Company will be the surviving entity, remain bound by the terms of the original US$ 600 million revolving credit facility and such merger would not reasonably be expected to adversely affect the ability to comply with the financial covenants under the US$ 600 million revolving credit facility.

For the years ended December 31, 2002, 2001 and 2000, interest costs incurred were NOK 224 million, NOK 478 million and NOK 449 million, respectively. Interest cost of NOK 0 million, NOK 7 million and NOK 74 million were capitalized as part of the financing cost for assets under construction and upgrading of drilling rigs for the years ended December 31, 2002, 2001 and 2000, respectively.

Change in market value of the Company's interest swap agreements is included in interest expenses and amounted to a gain of NOK 49 million in 2002 and losses of NOK 96 million and NOK 3 million for the years ended 31. December 2001 and 2000, respectively.

NOTE 15 OTHER LONG-TERM LIABILITIES

	2002	2001	2000
Long-term debt to Statoil ASA	50	49	47
Other long-term debt	-	40	44
Total	**50**	**89**	**91**

NOTE 16 SHORT-TERM INTEREST BEARING DEBT

During 2001, the Company issued two three month commercial paper notes which have been renewed at the end of each three months period. Each of the two commercial paper notes has a principal amount of NOK 100 million. The weighted interest rate on short-term debt was 7.6 percent for both 2002 and 2001.

As at December 31, 2002, the Company had an undrawn amount of NOK 50 million on an overdraft facility.

NOTE 17 OTHER SHORT-TERM LIABILITIES

	2002	2001	2000
Withheld taxes, social security and vacation pay	215	191	151
Accrued interest expenses	80	132	183
Other current liabilities	409	402	357
Total	**704**	**725**	**691**

NOTE 18 SHARE-BASED INCENTIVE PROGRAMS

The Company has granted options to senior management which provide the employee the right to subscribe for Class B shares of the Company. The options are not transferable and may be withdrawn upon termination of employment at Smedvig. Grantees who exercise options are obliged to maintain ownership for at least three calendar years of at least 25 percent of the shares acquired. The subscription price under the options is fixed at the date of grant. In all instances the subscription price was not less than the fair value of the Company's shares on the date of grant. Accordingly, no compensation expense has been recognized. All options have been adjusted for the two-for-one stock split resolved by the Extraordinary General Meeting on October 17, 2000.

The following table summarizes the transactions under the Company's option plans for each of the years in the three-year period ended December 31, 2002:

	Weighted average exercise price per option	Number of A shares	Number of B shares
Outstanding at January 1, 2000	31.68	315,000	530,250
Options granted	75.00	-	360,000
Options exercised	44.71	315,000	111,750
Forfeited	31.25	-	9,000
Outstanding at December 31, 2000	57.99	-	769,500
Options granted	81.59	-	410,000
Options exercised	35.39	-	122,500
Forfeited	80.83	-	90,750
Outstanding at December 31, 2001	69.87	-	966,250
Options granted	39.50	-	530,000
Options exercised	35.25	-	2,250
Forfeited	53.37	-	284,000
Outstanding at December 31, 2002	61.22	-	1,210,000

The following table summarizes the information of share options outstanding as of December 31, 2002:

Option Program	2002 (II)	2002 (I)	2001 (II)	2001 (I)	2000
Number of class B shares	440,000	90,000	80,000	290,000	310,000
Subscription price (NOK)	34.90	62.00	51.00	89.00	75.00
Remaining contractual life (months)	36	21	21	21	11

With the exception of 90,000 options issued under the 2002 (I)-Program and 440,000 options under the 2002 (II)-Program, all options were excercisable at December 31, 2002.

As of December 31, 2002, the Board could grant further 355,750 options under the 2001 authorization, and 560,000 options under the 2002 authorization.

Accounting for Stock-Based Compensation (SFAS No. 123)

In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123), which encouraged the use of a fair value based method of accounting for compensation expense associated with stock options and similar plans. However, SFAS No. 123 permits the continued use of the intrinsic value based method prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", but requires additional disclosures, including pro forma calculations of net earnings and earnings per share as if the fair value method of accounting prescribed by SFAS No. 123 had been applied in 2002, 2001 and 2000. The Company has elected to continue to apply the provisions of APB 25 under US GAAP. See Note 29 for differences between US GAAP and Norwegian GAAP. The pro forma data presented below is not representative of the pro forma effects for future years, since additional future awards are expected.

	As Reported			Pro Forma		
	2002	2001	2000	2002	2001	2000
Norwegian GAAP:						
Net income (in million)	(802)	1,068	76	(805)	1,065	66
Earnings per share	(9.74)	12.91	0.99	(9.79)	12.87	0.87
US GAAP:						
Net income (in million)	(949)	789	(46)	(952)	786	(56)
Earnings per share	(11.54)	9.53	(0.56)	(11.57)	9.50	(0.68)
Average shares outstanding	82,253,720	82,753,475	82,700,004	82,253,720	82,753,475	82,700,004
Average fair value of grants during the year				5	9	27
Black & Scholes pricing model assumptions:						
Risk free interest rate				5.5	6.5	7.0
Expected life (year)				3	3	3
Volatility				50%	30%	34%

NOTE 19 FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company has operations and assets in a number of countries worldwide. Consequently, the Company's results from operations are affected, when measured in NOK, by fluctuations in currency exchange rates, primarily relative to the US dollar. When the NOK appreciates against other currencies, the Company's profit from operations in foreign currencies reported in NOK may decrease. Likewise, when the NOK depreciates against other currencies, the Company's profit from operations in foreign currencies reported in NOK may increase. The Company is also exposed to changes in interest rates on debt with variabel interest rates, (see Note 14 and 16) and to the impact of changes in currency exchange rates on US dollar-denominated debt. Different financial instruments are used by the Company to manage these foreign currency and interest rate risks as summarized below. See also Note 21, change in functional currency.

NOTIONAL AMOUNTS AND CREDIT EXPOSURE

The notional amounts of derivative financial instruments presented in this note represent the face or contractual amounts and thus are not a measure of the exposure of the Company through its use of such financial instruments. The actual amounts exchanged are calculated on the basis of the notional amounts and the other terms of the derivative financial instruments, which relate to interest rates and exchange rates.

The Company is exposed to credit related losses in the event that counterparties to the derivative financial instrument contracts do not perform according to the terms of the contract. In the opinion of the management, the counterparties to the derivative financial instrument contracts are creditworthy financial institutions, and the Company does not expect any significant loss to result from non-performance by such counterparties. The Company, in the normal course of business, does not demand collateral. The credit exposure of interest rate swap agreements and foreign currency contracts is represented by the fair value of contracts with a positive fair value at the end of each period, reduced by the effects of master netting agreements. It is the Company's policy to enter into master netting agreements with the counterparties to derivative financial instrument contracts. These master netting agreements give the Company the legal right to discharge all or a portion of the amounts owed to a counterparty by offsetting it against amounts that the counterparty owes to the Company.

FOREIGN CURRENCY RISK MANAGEMENT

The Company uses foreign currency forward contracts to manage its exposure to foreign currency risk on certain assets, liabilitites and future anticipated transactions. Such derivative contracts do not qualify for hedge accounting treatment and are recorded in the balance sheet under receivables if the forward contracts have a net positive fair value, and under other short-term liabilities if the forward contracts have a net negative fair value. As of December 31, 2002, the Company had forward contracts to receive approximately NOK 528 million at exchange rates ranging from NOK/US$ 7.41 to NOK/US$ 9.44 between January 22, 2003 and May 5, 2003. The Company's foreign currency risk arises from:

- The translation of U.S. dollar denominated debt and other monetary assets and liabilities to Norwegian kroner with the resulting gain or loss recorded as other financial income or expense. However, beginning April, 2001, the translation of the substantial portion of the US dollar debt is now recorded as cumulative translation adjustment in equity (see Note 21).
- Foreign currency forward contracts which are recorded as other financial income or expense.
- The impact of fluctuations in exchange rates on the reported amounts of the Company's revenues and expenses which are contracted in foreign currencies (primarily the U.S. dollar).
- Its net investment in certain foreign subsidiaries which is recorded as a cumulative translation adjustment in shareholders' equity.

	2002		2001	
Currency forward contracts	Notional amount	Fair value	Notional amount	Fair value
Receivables	528	61	503	14

INTEREST RATE RISK MANAGEMENT

The following is a summary of interest rate swap agreements of the Company. Swap agreements that have a positive fair value are recorded as receivables while swap agreements with a negative fair value are recorded as other short-term liabilities.

	2002		2001	
Interest rate swap agreements	Notional amount	Fair value	Notional amount	Fair value
Other short-term liabilities	2,565	(62)	3,360	(111)

The extent of the utilization of financial instruments is determined by reference to the Company's net debt exposure and the Company's views regarding future interest rates. At December 31, 2002, the Company had outstanding interest rate swap agreements representing approximately 115 percent of the Company's US dollar interest bearing debt. This implies that the Company has a fixed interest rate for the debt. However, as described in the Accounting Policies, these agreements do not qualify for hedge accounting, and accordingly the changes in the fair values of the swap agreements are recorded as interest expense.

The Company had the following interest rate swap agreements as of December 31, 2002:

Notional amount	Receive rate	Pay rate	Length of contract
125	3 month LIBOR	7.45%	07/15/94–07/15/04
349	6 month LIBOR	5.64%	02/18/98–02/18/03
349	3 month LIBOR	5.42%	02/18/98–02/18/03
349	3 month LIBOR	5.97%	08/18/98–08/18/03
349	3 month LIBOR	5.88%	06/02/98–06/02/03
349	3 month LIBOR	5.87%	06/02/98–06/02/03
349	3 month LIBOR	3.34%	02/15/03–11/15/07
349	3 month LIBOR	3.31%	02/15/03–11/15/07

The primary loan is held by the rig owning company, Smedvig Rig AS. The interest rate swap agreements are not linked to individual drilling rigs or drillship.

CONCENTRATION OF CREDIT RISK

The market for the Company's services is the offshore oil and gas industry, and the customers consist primarily of major integrated oil companies, independent oil and gas producers and government-owned oil companies. The Company performs ongoing credit evaluations of the customers and generally do not require material collateral. Reserves for potential credit losses are maintained when necessary. The results of operations and financial condition should be considered in light of the fluctuations in demand experienced by drilling contractors as changes in oil and gas producers' expenditures and budgets occur. These fluctuations can impact the results of operations and financial condition as supply and demand factors directly affect utilization and dayrates, which are the primary determinants of net cash provided by operating activities.

For the year ended December 31, 2002, Norsk Hydro accounted for approximately 28 percent, while BP Amoco and Statoil accounted for approximately 14 percent each of the Company's operating revenues. For the year ended December 31, 2001, Norsk Hydro and Statoil accounted for approximately 37 percent and 26 percent, respectively, of the Company's operating revenues. For the year ended December 31, 2000, Statoil and Norsk Hydro accounted for approximately 41 percent and 30 percent, respectively, of the Company's operating revenues. No other customer accounted for more than 10 percent of consolidated operating revenues in the period. The loss of these or other significant customers could have a material adverse effect on the Company's results of operations.

NOTE 20 FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company has used a variety of methods and assumptions, which are based on market conditions and risks existing at the time, to estimate the fair value of the Company's financial instruments as at December 31, 2002 and December 31, 2001. For certain instruments, including cash and cash equivalents, receivables and accounts payable, it is assumed that the carrying amount approximated fair value due to the short-term maturity of those instruments.

Quoted market prices or dealer quotes for the same or similar financial instruments were used to estimate the fair value of the marketable securities, short-term interest bearing debt, and long-term interest bearing debt. The estimated value of the Company's derivative financial instruments are primarily based on settlement values. These values represent the estimated amount that would be received or paid in the event of termination of the contract, taking into consideration current interest rates, the creditworthiness of the counterparties and current foreign currency exchange rates.

	2002		2001	
ASSETS	Carrying value	Fair value	Carrying value	Fair value
Cash and cash equivalents	598	598	930	930
Short-term investments	28	28	134	134
Receivables	1,105	1,105	1,032	1,032
LIABILITIES				
Accounts payable	117	117	119	119
Short-term interest bearing debt	200	200	200	200
Long-term interest bearing debt	2,755	2,755	4,475	4,475
DERIVATIVE FINANCIAL INSTRUMENTS				
Interest rate swap agreements	(62)	(62)	(111)	(111)
Currency forward contracts	61	61	14	14

See Note 19 for further details regarding the fair value of derivative financial instruments.

NOTE 21 CHANGE IN FUNCTIONAL CURRENCY IN SMEDVIG RIG

In the second quarter of 2001, the Company adopted the US dollar as the functional currency for the subsidiary Smedvig Rig, which holds the US dollar debt and a substantial portion of the Company's fixed assets. Accordingly, the impact of translating the US dollar debt into Norwegian kroner for the subsidiaries that use US dollar as functional currency is no longer included in net income, but reflected as a component of shareholders' equity.

The Company has recorded the following exchange losses on the translation of US dollar debt in the income statements for periods prior to the change in functional currency.

Period	1Q2001	2000
Unrealized foreign exhange loss	154	643

As described above, such losses are no longer recognized in the profit and loss statement as they are reflected as a component of shareholders' equity upon the translation of the US dollar subsidiary into Norwegian kroner.

If the Company had not changed functional currency, the Company would have reported an unrealized foreign exchange gain of approximately NOK 48 million for the last nine months of 2001. This translation gain has now been recorded as a component to shareholders' equity. The translation of the US dollar carrying amounts of Mobile Units and Tender Rigs to Norwegian kroner also results in an unrealized gain or loss recorded in shareholders' equity which largely offsets the translation of the debt. As a consequence, the Company's fixed assets will fluctuate in accordance with exchange rate fluctuations.

NOTE 22 LEASES

The Company has signed operating leases for certain premises. Some of the premises are leased from the Smedvig family's real estate company, A/S Veni. See Note 25 Related party transactions. Smedvig Offshore AS has a lease with A/S Veni lasting until 2007 for the offices at Dusavik, Stavanger.

Rental expenses amount to NOK 22 million for 2002, which is an increase of NOK 7 million from 2001, and an increase of NOK 4 million from 2000.

Estimated rental payments for the period 2003 to 2007:

YEAR	
2003 [1]	26
2004	20
2005	21
2006	21
2007	22

1) The estimated rental expenses for 2003 include a three months rental agreement for a mobile unit.

NOTE 23 PROPORTIONATE CONSOLIDATION

The Company consolidates certain joint-stock companies and limited partnerships in accordance with proportionate consolidation principles. The Company's ownership interest in such companies and partnerships is approximately 50 percent. The table below presents condensed financial information for the Company's pro rata share of the assets, liabilities and results of operations of the companies that have been proportionally consolidated.

BALANCE SHEET	2002	2001	2000
Non-current assets	1,147	2,582	2,673
Current assets	141	267	241
Non-current liabilities	(3)	142	388
Current liabilities	47	82	37
INCOME STATEMENT			
Revenues	533	825	699
Operating profit	(69)	298	224
Income loss before income taxes	(1,221)	288	197

NOTE 24 AUDITOR'S REMUNERATION

Numbers in NOK	2002
Audit of parent company	400,000
Audit services in connection with US financial reporting	635,245
Audit of subsidiaries	1,145,465
Other advisory services	4,630,727

NOTE 25 RELATED PARTY TRANSACTIONS

The Company has signed miscellaneous lease agreements with A/S Veni and Peder Smedvig Capital Ltd. Both companies are wholly owned by the Smedvig family which is the largest shareholder in Smedvig asa. The lease agreements primarily relate to office premises and expire at various dates through 2007. The lease payments to those companies for the years ended December 31, 2002, 2001 and 2000 were NOK 7 million, NOK 6 million and NOK 7 million, respectively.

NOTE 26 SUPPLEMENTAL CASH FLOW INFORMATION

CASH PAID FOR INTEREST AND TAXES ARE AS FOLLOWS	2002	2001	2000
Interest paid	271	419	396
Taxes paid	46	66	22

NOTE 27 MORTGAGES, GUARANTEES, PURCHASE COMMITMENTS FOR CAPITAL EXPENDITURES AND CAPITAL NOT CALLED IN FROM LIMITED PARTNERSHIPS

MORTGAGES	
Mortgages	2,225
PLEDGED ASSETS	
Mobile units and tender rigs	5,283
Accounts receivable	580
Book value pledged assets	5,863

In addition, the Company's shares in Roxar ASA, recorded at NOK 98 million, have been pledged for the short-term overdraft facility amounting to NOK 100 million.

GUARANTEES
The Company has issued guarantees in favor of third parties amounting to NOK 492 million. The majority of the guarantees are limited performance guarantees issued to the Company's customers.

PURCHASE COMMITMENTS FOR CAPITAL EXPENDITURES
The Company had contractual obligations in respect of capital expenditure amounting to approximately NOK 100 million at December 31, 2002, payments of which are all due by December 31, 2003.

KS WEST ALPHA
The Company has given KS West Alpha a credit facility maximized to US$ 15 million. As at December 31, 2002, US$ 3 million of the credit facility was not used.

CAPITAL NOT CALLED IN FROM LIMITED PARTNERSHIPS
The Company's committed, but not called in, capital in limited partnerships amounts to NOK 86 million as at December 31, 2002.

NOTE 28 COMMITMENTS AND CONTINGENCIES

BALDER FPU

The production vessel Balder FPU was constructed by Keppel Fels in Singapore and sold to Esso Norge AS. The costs related to the completion of the vessel were higher than expected. Some of the additional costs are related to works which the Company had advanced in order to secure completion of the vessel and which the Company will seek to reclaim from Esso/Keppel Fels. The Company has withheld payment of the final installment to Keppel Fels, the amount has been offset against the Company's claim regarding the said work.

Balder FPU was delivered to Esso in March 1997 with adequate certificates. Esso moved the vessel to a shipyard in Scotland to complete their modification program in order to comply with certain new Balder-specific requirements, and to carry out other remaining work. At the shipyard in Scotland, Esso claims to have discovered a number of defects in the vessel. On October 17, 1997, Esso notified the Company that it had terminated the operating contract for the Balder FPU, as well as the remaining part of the sales contract, which can only be terminated in the event of substantial breach. The termination did not result in the vessel being redelivered to the Company. As of December 31, 2002, amounts owed to the Company by Esso under the sales contracts totalled US$ 47 million.

Smedvig and Esso are in agreement that certain work was incomplete when the vessel was delivered to Esso, and that this work should be performed by Esso on Smedvig's behalf. However, the parties disagree as to the amount of the outstanding work and the costs and procedures required for completion.

In April 1998, Smedvig filed a complaint against Esso in Stavanger City Court for unjustified termination and willful breach of the sales contract and the operating contract for Balder FPU. In the complaint, Smedvig claims payment of the remaining purchase price under the sales contract plus compensation for unjustified termination and willful breach of contracts up to a total of approximately NOK 2.6 billion. In its reply, filed in September 1998, Esso rejected Smedvig's claim and brought counterclaims totaling more than NOK 4 billion against Smedvig, based mainly on Esso's assertion that Smedvig substantially breached the sales and purchase agreement and exhibited gross negligence in its handling of the Balder project. Smedvig rejects this claim as unjustified. Subsequently, Esso's net claim against Smedvig has been reduced to approximately NOK 2.75 billion. Smedvig maintains that Esso undertook comprehensive modifications and upgradings of the vessel above and beyond those specified in the sales and purchase agreement, and that Esso is liable for the associated costs.

On March 6, 2000, the hearing of the dispute between Esso and Smedvig commenced in Stavanger City Court. The proceedings were completed on November 1, 2001. The Court's decision is expected during the summer 2003.

Smedvig has a net receivable of approximately NOK 175 million related to the Balder issue, at December 31, 2002 and 2001.

Based on the Company's review of its contractual obligations and in consideration of the quality of the vessel on delivery to Esso, the Company believes that it has complied with its material obligations under these contracts. While litigation is uncertain, the Company does not believe that the ultimate outcome of this dispute will have a material adverse effect on the financial position of the Company.

WEST NAVION

Statoil ASA and Smedvig jointly own the Partnership West Navion DA, each with a 50 percent ownership interest. The Partnership owns the deepwater drillship West Navion. With reference to the agreements between the parties, both parties have reserved their right to seek compensation from the other party for cost overruns related to the construction and outfitting of the drillship. The Company believes that if such a claim was made by Statoil ASA, it would be groundless.

WEST ALPHA TAX

The Norwegian Tax Authorities have informed the Company that they are considering a change to the previously accepted tax treatment of the Company's 50 percent ownership interest in West Alhpa. The Company has estimated the potential tax effects of such a change would be an additional tax expense of approximately NOK 50 million of which approximately NOK 30 million are payable taxes.

No tax assessment has been presented by the Tax Authorities. The Company is of the opinion that this potential change is groundless.

NOTE 29 PRINCIPAL DIFFERENCES BETWEEN NORWEGIAN (N GAAP) AND U.S. ACCOUNTING PRINCIPLES (US GAAP)

Norwegian GAAP differs in certain respects from US GAAP. Differences which have significant effect on the Company's consolidated net income and shareholders' equity, are summerized and described below:

The approximate effect on net income of significant differences between Norwegian GAAP and US GAAP:

		2002	2001	2000
Consolidated net income in accordance with Norwegian GAAP		(802)	1,068	76
Minority interests		1	5	6
Adjustment for US GAAP:				
Foreign exchange	(a)	-	-	7
Subsidiary merger:				
Amortization of goodwill	(b)	-	(10)	(10)
Compensation expenses	(c)	3	2	(17)
Termination of drilling contracts	(d)	-	1	24
Disposal of mobile unit	(e)	(301)	-	-
Other		(4)	(4)	(4)
Deferred taxes - shipowning companies	(f)	250	(277)	(123)
Deferred taxes - foreign exchange	(f)	(181)	-	-
The tax effect of US GAAP adjustments	(f)	85	4	(5)
Approximate net income (loss) in accordance with US GAAP		**(949)**	**789**	**(46)**
Approximate basic earnings (loss) per share in accordance with US GAAP		**(11.54)**	**9.53**	**(0.56)**
Approximate diluted earnings (loss) per share in accordance with US GAAP		**(11.54)**	**9.52**	**(0.56)**

Adoption of SFAS No. 142:

	2002	2001	2000
Approximate reported net income (loss) in accordance with US GAAP	(949)	789	(46)
Add back: goodwill amortization	-	10	10
Approximate adjusted net income (loss) in accordance with US GAAP	(949)	799	(36)
Basic earnings per share:			
Approximate reported net income (loss) in accordance with US GAAP	(11.54)	9.53	(0.56)
Amortization of goodwill	-	0.12	0.12
Approximate adjusted net income (loss) in accordance with US GAAP	(11.54)	9.65	(0.44)
Dilutive earnings per share:			
Approximate reported net income (loss) in accordance with US GAAP	(11.54)	9.52	(0.56)
Amortization of goodwill	-	0.12	0.12
Approximate adjusted net income (loss) in accordance with US GAAP	(11.54)	9.64	(0.44)

The approximate effect on consolidated shareholders' equity of significant differences between Norwegian GAAP and US GAAP is as follows:

		2002	2001	2000
Consolidated Shareholders' equity in accordance with Norwegian GAAP		3,379	5,068	4,145
Minority interests		(19)	(20)	(19)
Adjustment for US GAAP:				
Subsidiary merger:				
Goodwill - Gain on partial sale of subsidiary	(b)	26	26	26
Accumulated amortization of goodwill	(b)	(23)	(23)	(13)
Short-term liabilities - Dividends	(g)	81	123	104
Short-term liabilities - Termination of drilling contracts	(d)	-	-	(1)
Disposal of mobile unit	(e)	(301)	-	-
Receivable - Other		-	4	8
Deferred tax assets	(f)	-	(125)	(192)
Provisions - Deferred tax liabilities	(f)	(603)	(813)	(473)
Approximate shareholders' equity in accordance with US GAAP		**2,540**	**4,240**	**3,585**

PRINCIPAL DIFFERENCES BETWEEN N GAAP AND US GAAP

a) Foreign exchange

Until 2000, long-term debt denominated in foreign currencies was recorded at the exchange rate that existed at the origination of the debt, as drilling contracts denominated in the same currency effectively hedged the foreign exchange risk. However, under US GAAP, these transactions did not qualify for hedge accounting.

b) Subsidiary merger

In 1999, the Company distributed, as an extraordinary dividend, 32 percent of its ownership interest in Smedvig Technologies, a wholly owned subsidiary, and transferred its remaining 68 percent interest to Roxar in exchange for 39 percent of the ownership interest in Roxar, later reduced to 35 percent.

Under Norwegian GAAP, the dividend distribution was recorded at fair value with a resulting gain of NOK 23 million. Under US GAAP, the dividend, which was a pro-rata distribution to shareholders, is recorded at book value.

Under Norwegian GAAP, the exchange of ownership interest of Roxar in exchange for ownership interest in Smedvig Technologies was accounted for as a merger at book value with no gain or loss recognition. In accordance with US GAAP, the non-monetary transaction is recorded at fair value and gain is recognized to the extent that ownership interests are deemed to have been economically acquired and sold. In addition, under US GAAP, goodwill is computed on the investment in Roxar as the excess of the Company's cost in Roxar over its proportionate share of Roxar's net assets, and has been amortized for the years 1999, 2000 and 2001. As per December 31, 2002, the residual value is NOK 3 million.

c) Compensation expenses

The Company has a number of share incentive plans. Under Norwegian GAAP, no compensation is recorded if the exercise price is not less than the fair value of the shares at the date when the option was granted. All of the Company's plans comply with this accounting principle. However, some of the plans involve "indexed options" whereby the exercise price increases by one percent per month from the date when the option is granted to the date when the option is exercised. Under US GAAP, such plans are accounted for as variable plans because the exercise price is not known until the option are actually exercised. For those plans, compensation is measured each year as the difference between the market value of the Company's shares and the exercise price at the balance sheet date.

d) Termination of drilling contracts

Occasionally, drilling contracts are terminated by the customer against a financial compensation. Norwegian GAAP requires that the amount, after deduction of future operating expenses for the original contract period, be recognized as revenues at the date of the termination. The US GAAP requirement is that revenues and expenses are recognized over the original contract period.

e) Disposal of mobile unit

In December 2002, the Company sold the rig West Vanguard to Diamond Offshore Drilling Ltd. for approximately NOK 500 million. At the time the rig was sold it was under contract to a customer. The Company leased the unit back from Diamond Offshore Drilling Ltd. in order to fulfill its obligations under the contract. Under Norwegian GAAP, the entire amount of the gain was recognized at the time of the sale. Under US GAAP, only a portion of the gain is recognized at the time of the sale and the remainder is amortized into income ratably over the period of the lease.

f) Deferred taxes

The income tax effects of the US GAAP adjustments are recorded as deferred tax expense (benefit), where appropriate.

The Norwegian taxation scheme for shipping and offshore companies provide that taxation will be based upon funds *distributed to shareholders. In addition, parts of net financial items are subject to ordinary Norwegian taxation. As no* distribution is proposed from this income in 2002, the Company has not recorded any deferred taxes. However, under US GAAP, a deferred tax liability and tax charge should be recognized on such income.

Under US GAAP, the benefit of the deferred tax asset may be recognized if it is more likely than not that the asset will be realized, whereas Norwegian GAAP only allows the recognition of deferred tax asset if it is probable that the asset will be realized. As of December 2002 and 2001, no difference is reported in the reconciliation to US GAAP in the financial statements, as the Company is of the opinion that the tax asset will be realized both under Norwegian GAAP and US GAAP.

As described in Note 21, Smedvig Rig changed from Norwegian kroner to US dollar as functional currency from April 2001, while the reporting currency for the Group still is Norwegian kroner. Accordingly, the impact of translating the US dollar debt into Norwegian kroner is no longer included in net income, but is reflected as a component of shareholders' equity.

In 2002, the Company recorded according to N GAAP a translation gain adjusted for deferred tax of NOK 464 million as component to shareholders' equity. If tax expenses occur that are related to transactions recorded as component to shareholders' equity, such tax expenses would normally be recorded as component to shareholders' equity according to N GAAP. According to US GAAP, however, such deferred tax is recognized as a tax expense in the income statement for the temporary difference between the carrying amount of the USD dept and the tax basis for such dept translated to NOK.

g) Dividends
Under Norwegian law, dividends are payable out of annual earnings. The dividend is subject to approval by the Annual General Meeting following the fiscal year to which the dividend relates. Under Norwegian GAAP, dividends are recorded when proposed. Under US GAAP, dividends are recorded when legally declared.

OTHER DIFFERENCES BETWEEN N GAAP AND US GAAP

First year's installment on long-term debt
Under Norwegian GAAP, the first year's installment on long-term debt is included in long-term debt. The installments due in 2003 of NOK 732 million would be classified as short-term debt, under US GAAP.

Proportionate consolidation method
Under Norwegian GAAP the Company consolidates certain joint stock companies and limited partnerships, in which the Company's holdings are 50 percent or less, in accordance with the proportionate consolidation method. Condensed financial information for the companies and partnerships that have been proportionally consolidated is included in Note 23.
Under US GAAP the Company's ownership interest in these companies and partnerships would be accounted for under the equity method.

Operating profit US GAAP
In 2002, "Other items" in the consolidated income statements include a write-down of West Navion and a gain from sale of West Vanguard. In 2001, such items included the sale of West Delta. In accordance with US GAAP, such amounts should be included in the calculation of operating profit.

New US GAAP accounting standards implemented in the current year
In June 2001, the FASB issued SFAS No. 142, Goodwill and Other Intangible Assets ("SFAS 142"). SFAS 142 requires that goodwill and other intangible assets no longer be amortized, but rather tested for impairment at least annually. Accordingly, the US GAAP reconciliation of net income no longer includes amortization of goodwill with a carrying amount of NOK 3 million as at January 1, 2002. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001.

In October 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets ("SFAS 144"). SFAS No. 144 supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of ("SFAS 121") and the accounting and reporting provisions of Accounting Principles Board Opinion No. 30, Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, for the disposal of a segment of a business (as defined in that Opinion). SFAS 144 retains the fundamental provisions of SFAS 121 concerning the recognition and measurement of the impairment of long-lived assets to be held and used and the measurement of long-lived assets to be disposed of by sale but provides additional guidance with regard to discontinued operations and assets to be disposed of. Furthermore, SFAS 144 excludes goodwill from its scope and, therefore, eliminates the requirement under SFAS No. 121 to allocate goodwill to long-lived assets to be tested for impairment. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. The adoption of SFAS 144 on January 1, 2002 did not have a material impact on the consolidated results of operations, cash flows or financial position.

Accounting standards issued but not yet adopted
In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets. SFAS No. 143 is applicable for 2003. The Company has not yet completed evaluating the effect of this Standard on the financial statements.

In June 2002, the FASB issued SFAS No. 146, Accounting for the Costs Associated with Exit or Disposal Activities ("SFAS 146"). SFAS 146 requires that a liability for a cost associated with an exit or disposal activity should be measured at fair value and recorded when it meets the definition of a liability in FASB Concepts Statement No. 6, Elements of Financial Statements. SFAS 146 superceded EITF 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit and Activity (Including Certain Costs Incurred in a Restructuring) which required recognition of a liability for costs associated with an exit or disposal activity initiated after December 31, 2002. Restatement of prior periods is not required. Since SFAS 146 applies to future activities which may not yet have been envisaged, the impact of the application of SFAS 146 cannot be determined in advance.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock Based Compensation - Transition and Disclosure - an amendment of FASB statement No. 123" ("SFAS 148"). SFAS 148 permits two additional transition methods for entities that adopt the fair value based method of accounting for stock-based employee compensation. The Statement also requires new disclosures about the ramp-up effect of stock-based employee compensation on reported results. The Statement also requires that those effects be disclosed more prominently by specifying the form, content, and location of those disclosures. The transition guidance and annual disclosure provisions of SFAS 148 are effective for fiscal years ending after December 15, 2002, with earlier application permitted in certain circumstances. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002. The Company has not yet decided if it will adopt either of the transition method alternatives of SFAS 148.

In November 2002, the FASB issued FIN 45. This interpretation addresses the disclosure to be made by a guarantor in its financial statements about its obligation under guarantees. FIN 45 also requires the guarantor to recognize a liability for the non-contingent component of the guarantee, that is the obligation to stand ready to perform in the event that specified triggering events or conditions occur. The initial measurement of this liability is the fair value of the guarantee at inception. The Group has adopted the disclosure requirements of FIN 45 and will apply the recognition and measurement provisions for all guarantees entered into or modified after December 31, 2002. In accordance with FIN 45, the following table provides the undiscounted amount of maximum potential future payments for each major group of guarantee:

Numbers in NOK million	2002
Performance guarantees to customers	469
Other guarantees	23
Total	**492**

In January 2003, the FASB issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities (FIN 46), which interprets Accounting Research Bulletin (ARB) No. 51, consolidated Financial Statements. FIN 46 clarifies the application of ARB No. 51 with respect to the consolidation of certain entities (variable interest entities - "VIE's") to which the usual condition for consolidation described in ARB No. 51 does not apply because the controlling financiel interest in VIE's may be achieved through arrangements that do not involve voting interests. In addition, FIN 46 requires the primary beneficiary of VIE's and the holder of a significant variable interest in VIE's to disclose certain information relating to their involvement with the VIE's. The provisions of FIN 46 apply immediately to VIE's created after January 31, 2003, and to VIE's in which an enterprise obtains an interest after that date. FIN 46 applies in the first fiscal year beginning after June 15, 2003, to VIE's in which an enterprise holds a variable interest that it acquired before February 1, 2003. Restatement of prior periods is not required. The Company does not expext that the application of FIN 46 will have an impact on its financial statements.

NOTE 30 COMPANIES INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

Company	Percent owned by Group	Operating unit
NORWEGIAN SUBSIDIARIES		
Smedvig Offshore AS	100	
Smedvig Rig AS	100	West Epsilon, West Vanguard and West Venture
AS Smedvig Prodrill	100	
Smedvig Production Contracting AS	100	
Smedvig Drilling I AS	100	
Smedvig T4 AS	100	T4 *)
Smedvig T7 AS	100	T7 *)
Smedvig T8 AS	100	T8 *)
West Pelaut AS	100	West Pelaut *)
West Menang AS	100	West Menang *)
West Alliance AS	100	West Alliance *)
Smedvig Drilling XI AS	100	
Smedvig Drilling XII AS	100	
Smedvig Drillship I AS	100	
FOREIGN SUBSIDIARIES		
Smedvig Asia Limited	100	
Smedvig Offshore Singapore Ltd	100	
Smedvig Insurance Limited	100	
LIMITED PARTNERSHIPS		
West Alpha (Joint Venture) **)	52	West Alpha
KS Smedvig Production Contracting ***)	89	
PR West Navion DA **)	50	West Navion
ASSOCIATED COMPANIES		
Varia Perdana Sdn Bhd **)	49	T2, T3 og T6 *)
Tioman Drilling Company Sdn Bhd **)	49	
Roxar ASA ****)	35	

*) Tender rigs
**) Consolidated in accordance with the proportionate method
***) Minority share total 11 percent
****) Consolidated in accordance with the equity method

Income Statements

NOK million	Notes	2002	2001	2000
REVENUES				
Revenues		44	44	23
Share of net income in limited partnerships	(1)	9	(28)	(31)
Total revenues		53	16	(8)
OPERATING EXPENSES				
Personnel expenses	(2)	(22)	(27)	(18)
Other operating expenses		(25)	(26)	(27)
Depreciation	(7)	-	-	(1)
Total operating expenses		(47)	(53)	(46)
Operating profit (loss)		**6**	**(37)**	**(54)**
FINANCIAL INCOME AND EXPENSES				
Interest income	(3)	40	213	473
Interest expenses	(4)	(106)	(365)	(433)
Other financial items	(5)	176	195	(130)
Net financial items		110	43	(90)
Income before income taxes		**116**	**6**	**(144)**
Income taxes	(6)	(37)	(4)	39
Net income		**79**	**2**	**(105)**
Profit/loss for the year is distributed as follows:				
Reserve for valuation variances		-	-	(12)
Distributable reserves		(2)	(121)	(197)
Dividend		81	123	104

Balance Sheets

NOK million	Notes	2002	2001	2000
ASSETS				
LONG-TERM ASSETS				
Deferred taxes	(6)	94	131	135
Other tangible assets	(7)	2	2	2
Investments in subsidiaries	(8)	3,632	3,653	3,229
Receivables from group companies	(9)	35	458	4,367
Investments in limited partnerships and associated companies	(1)	251	248	236
Other long-term assets	(10)	89	4	189
Total long-term assets		**4,103**	**4,496**	**8,158**
CURRENT ASSETS				
Receivables		74	23	36
Receivables from group companies		339	-	714
Short-term investments	(11)	10	111	152
Cash and cash equivalents		199	284	779
Total current assets		**622**	**418**	**1,681**
Total assets		**4,725**	**4,914**	**9,839**
EQUITY AND LIABILITIES				
SHAREHOLDERS' EQUITY				
PAID-IN CAPITAL				
Share capital	(12)	822	823	124
Share premium reserve	(12)	1,733	1,733	2,435
Total paid-in capital		**2,555**	**2,556**	**2,559**
RETAINED EARNINGS				
Other equity	(12)	952	1,054	1,214
Total retained earnings		**952**	**1,054**	**1,214**
Total shareholders' equity		**3,507**	**3,610**	**3,773**
LIABILITIES				
PROVISIONS				
Pensions	(13)	2	1	1
Total provisions		**2**	**1**	**1**
LONG-TERM LIABILITIES				
Long-term interest bearing debt	(14)	530	530	5,525
Total long-term liabilities		**530**	**530**	**5,525**
CURRENT LIABILITIES				
Accounts payable		6	2	2
Dividends payable		81	123	104
Short term liabilities from Group Companies		318	320	-
Other short-term liabilities	(15)	281	328	434
Total current liabilities		**686**	**773**	**540**
Total equity and liabilities		**4,725**	**4,914**	**9,839**

Statements of Cash Flows

NOK million	2002	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	79	2	(105)
Adjustments to reconcile net income to net cash			
provided by operating activities:			
Depreciation and amortization	-	-	1
Share of net income in limited partnerships	(9)	28	31
Share of associated companies	6	-	(7)
Group contribution adjustment 2001	(96)	-	-
Gain/loss on sale of securities	6	-	(3)
Write-down of shares in subsidiaries	24	-	-
Increased pension provisions	1	-	(1)
Deferred income taxes	37	4	(39)
Change in assets and liabilities:			
Receivables	(391)	13	(26)
Other current liabilities	(45)	(104)	279
Net cash provided by operating activities	**(388)**	**(57)**	**130**
CASH FLOWS FROM INVESTING ACTIVITIES			
Capital expenditures on fixed assets	-	-	(1)
Proceeds from sale of fixed assets	-	-	1
Proceeds from sale of securities	95	41	83
Purchase of securities	-	-	(77)
Paid in capital in subsidiaries	(3)	(424)	(354)
Sale of parts of limited partnerships and associated companies	-	-	27
Purchase of parts of limited partnerships and associated companies	-	-	(8)
Receivables and subordinated loans, group companies	423	4,939	(217)
Long-term receivables	(85)	185	32
Capital paid to limited partnerships	-	(39)	(23)
Net cash used in investing activities	**430**	**4,702**	**(537)**
CASH FLOWS FROM FINANCING ACTIVITIES			
Long-term debt borrowings	-	-	842
Long-term debt payment	-	(4,995)	-
Equity issue	-	4	19
Treasury shares	(4)	(45)	-
Dividends	(123)	(104)	(82)
Net cash provided by financing activities	**(127)**	**(5,140)**	**779**
Net increase (decrease) in cash and cash equivalents	(85)	(495)	372
Cash and cash equivalents at beginning of year	**284**	**779**	**407**
Cash and cash equivalents at end of year	**199**	**284**	**779**

Notes

The accounting principles applied in the consolidated financial statements have also been applied to the financial statements of Smedvig asa. The numbers are in NOK million unless otherwise stated. The notes to the financial statements of the parent company must be read in conjunction with the notes to the Consolidated Financial Statements.

NOTE 1 INVESTMENTS IN LIMITED PARTNERSHIPS AND ASSOCIATED COMPANIES

Ownership in limited partnerships (LP) are included according to the equity method.
Share of income before income taxes in limited partnerships:

	Net income from LP
KS West Alpha Chartering	13
Smedvig Production Contracting KS	(4)
Total	**9**

Specification of ownership interests in limited partnerships and associated companies:

	Ownership January 1,2002	Net income	Other financial	Ownership December 31, 2002
KS West Alpha Chartering	-	13	-	13
Smedvig Production Contracting KS	134	(4)	-	130
KS Difko XLIV	24	-	(14)	10
Roxar ASA	90	-	8	98
Total	**248**	**9**	**(6)**	**251**

NOTE 2 PERSONNEL EXPENSES

SPECIFICATION OF PERSONNEL EXPENSES	2002	2001	2000
Salaries	16	21	12
National insurance contributions	3	3	3
Pension costs	2	1	1
Other remunerations	1	2	2
Total	**22**	**27**	**18**

NOTE 3 INTEREST INCOME

Interest income includes interest from group companies of NOK 21 million.

NOTE 4 INTEREST EXPENSES

Interest expenses includes interest to group companies of NOK 14 million.

NOTE 5 OTHER FINANCIAL ITEMS

	2002	2001	2000
Foreign exchange gain (loss)	174	(19)	(134)
Gain on sale of shares Offshore & Marine ASA	-	-	7
Group contribution	102	212	-
Write-down of shares	(99)	-	-
Other financial items	(1)	2	(3)
Total	**176**	**195**	**(130)**

NOTE 6 INCOME TAXES

Specification of differences between income before income taxes and the basis for tax calculation.

BASIS FOR THIS YEAR'S TAX CALCULATION	2002	2001	2000
Income before income taxes	116	6	(144)
Other permanent differences	16	10	5
Change in temporary differences	(105)	95	2
Basis for tax calculation	**27**	**111**	**(137)**
INCOME BEFORE INCOME TAXES IN THE INCOME STATEMENTS:			
Change in deferred tax assets	(37)	(4)	(39)
Income taxes	**(37)**	**(4)**	**(39)**
CALCULATION OF DEFERRED TAX ASSETS:			
TEMPORARY POSITIVE DIFFERENCES			
Unrealized gain forward contracts	61	-	-
Tax allocation on gains on sale of assets	6	8	10
Temporary positive differences	**67**	**8**	**10**
TEMPORARY NEGATIVE DIFFERENCES			
Pension liabilities	(2)	(1)	(1)
Fixed assets	(1)	(1)	(1)
Shares	(132)	(132)	(132)
Unrealized loss swap contracts	(50)	(96)	-
Other differences	-	-	(2)
Temporary negative differences	**(185)**	**(230)**	**(136)**
Loss carried forward	(219)	(246)	(356)
Total temporary differences after			
deduction of loss carry forward	(337)	(468)	(482)
Deferred tax assets (28%)	**94**	**131**	**135**

NOTE 7 OTHER TANGIBLE ASSETS

OFFICE EQUIPMENT AND CARS	
Original cost at January 1, 2002	3
Additions	-
Disposals	-
Cost at December 31, 2002	3
Accumulated depreciation December 31, 2002	(1)
Book value at December 31, 2002	**2**
Depreciation for the year	-
Depreciation percentage	14.3

NOTE 8 INVESTMENTS IN SUBSIDIARIES

COMPANY	Office	Ownership interest	Book value[1]	Equity[1]	Result[1]
Smedvig Production					
Contracting AS	Stavanger	100%	7,461	3,758	126
Smedvig Asia Limited	Hong Kong	100%	212,862	537,634	30,718
Smedvig Offshore AS	Stavanger	100%	49,100	57,557	(42,619)
AS Smedvig Prodrill	Stavanger	100%	57,949	63,910	47,241
Smedvig Drilling I AS	Stavanger	100%	500	1,848	32
Smedvig Insurance Ltd.	Bermuda	100%	813	28,378	10,033
Smedvig Rig AS	Stavanger	100%	2,550,000	4,214,509	548,846
Smedvig Drilling XI AS	Stavanger	100%	500	526	26
Smedvig Drilling XII AS	Stavanger	100%	1,924	1,681	89
Smedvig Drillship I AS	Stavanger	100%	750,500	(898,033)	(1,145,161)
West Alpha Chartering AS	Stavanger	50%	53	1,440	1,387
Total			**3,631,662**		

1) Numbers in NOK 1,000

NOTE 9 RECEIVABLES FROM GROUP COMPANIES AND ASSOCIATED COMPANIES

RECEIVABLES	2002	2001	2000
Receivables from subsidiaries	339	415	5,039
SUBORDINATED LOANS			
Roxar ASA	10	15	15
Smedvig Production Contracting AS	25	28	28
Total	**374**	**458**	**5,082**

Terms of repayment are individual for each loan. The subordinated loans carry no interest, whereas the other receivables carry interest at market rates.

NOTE 10 OTHER LONG TERM ASSETS

The Company has given K/S West Alpha a credit facility of US$ 15 million. As at December 31, 2002, US$ 3 million of the credit facility was not used.

NOTE 11 SHORT-TERM INVESTMENTS

Debt securities (bonds)	2002	2001	2000
Book value	10	111	152
Fair value	10	111	152

NOTE 12 SHAREHOLDERS' EQUITY

The Company has two classes of common stock, A shares and B shares. The Class B shares do not carry a right to vote at the general meetings. Otherwise, holders of Class B shares have the same rights and privileges as the holders of the Class A shares. Further information is presented in note 12 to the Consolidated Financial Statements.

	Share Capital	Share premium reserve	Other equity
Equity January 1, 2002:	823	1,733	1,054
Adjustment group contribution 2001	-	-	(96)
Treasury shares	(1)	-	(3)
Net income after dividends payable	-	-	(2)
Equity December 31, 2002	**822**	**1,733**	**952**

NOTE 13 PENSION PLANS

The Company has a pension plan that covers the Company's employees.

	2002	2001	2000
Accumulated benefit obligations	8	7	7
Effect of projected future compensation levels	5	3	2
Projected benefit obligations	13	10	9
Plan assets at market value	(11)	(9)	(8)
Accrued pension liability before social security	2	1	1
Accrued pension liabilities	**2**	**1**	**1**

Assumptions used in calculation of pension obligations as at year-end:

	2002	2001	2000
Rate of compensation increase at the end of year	4.0%	4.0%	4.0%
Discount rate at the end of year	6.0%	6.0%	6.0%
Prescribed pension index factor	3.0%	3.0%	3.0%
Expected return on plan assets for the year	7.0%	7.0%	7.0%

The pension plan assets consist of bank deposits, fixed income securities, equities and real estate.

ANNUAL PENSION COSTS:	2002	2001	2000
Present value of this year's earned pensions	2	1	1
Gross pension costs	2	1	1
Net pension costs	**2**	**1**	**1**

NOTE 14 LONG-TERM INTEREST BEARING DEBT

The Company has issued bonds at NOK 530 million at December 31, 2002.
Long-term interest bearing debt at December 31, 2002 is payable as follows:

YEAR	
2003	300
2004	-
2005	-
2006	230
Total	**530**

NOTE 15 OTHER SHORT-TERM LIABILITIES

	2002	2001	2000
Withheld taxes, social security and vacation payment	5	5	4
Accrued interest expenses	72	117	183
Other short-term debt	204	206	247
Total	**281**	**328**	**434**

Other short-term debt includes interest bearing commercial papers of NOK 200 million issued in October and November 2002.

NOTE 16 MORTGAGES, GUARANTEES AND CAPITAL NOT CALLED IN FROM LIMITED PARTNERSHIPS

The Company's shares in Roxar ASA recorded at NOK 98 million, have been pledged for the short term overdraft facility amounting to NOK 100 million.

GUARANTEES

Smedvig asa has issued guarantees amounting to NOK 527 million.

CAPITAL NOT CALLED IN FROM LIMITED PARTNERSHIPS

The Company's share of uncalled capital from limited partnerships amounts to NOK 76 million as per December 31, 2002.

Auditor´s Report 2002

To the Annual Shareholders´ Meeting of Smedvig asa

AUDITOR'S REPORT FOR 2002

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

We have audited the annual financial statements of Smedvig asa as of December 31, 2002, showing a profit of NOK 78,429,252 for the parent company and a loss of NOK 801,623,000 for the Group. We have also audited the information in the Directors' report concerning the financial statements, the going concern assumption, and the proposal for the appropriation of the profit. The financial statements comprise the balance sheet, the statements of income and cash flows, the accompanying notes and the Group accounts. These financial statements and Directors' report are the responsibility of the Company's Board of Directors and Managing Director. Our responsibility is to express an opinion on these financial statements and other information according to the requirements of the Norwegian Act on Auditing and Auditors.

BASIS OF OPINION

We conducted our audit in accordance with the Norwegian Act on Auditing and Auditors and auditing standards and practices generally accepted in Norway. Those standards and practices require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant accounting estimates made by management, as well as evaluating the overall financial statement presentation. To the extent required by law and auditing standards and practices an audit also comprises a review of the management of the Company's financial affairs and its accounting and internal control systems. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion,

- the financial statements have been prepared in accordance with the law and regulations and present the financial position of the Company and of the Group as of December 31, 2002, and the results of its operations, and its cash flows for the year then ended, in accordance with accounting standards, principles and practices generally accepted in Norway
- the Company's management has fulfilled its obligation in respect of registration and documentation of accounting information as required by law and accounting standards, principles and practices generally accepted in Norway
- the information in the Directors' report concerning the financial statements, the going concern assumption, and the proposal for the appropriation of the profit is consistent with the financial statements and comply with the law and regulations.

Stavanger, March 18, 2003
KPMG AS



Aage K. Seldal
State Authorized Public Accountant

Shareholder information

Share price development

NOK


120
100
80
60
40
20
0
1999
2000
2001
2002
Class A shares
Class B shares

SHAREHOLDER POLICY

The shareholder policy is based on the assumption that the financial interests of the owners are best served through growth in the Company's earnings. The main objective is to achieve long-term growth in earnings and provide shareholders with a competitive return on their investment over time. The return on investment is measured as the change in share price adjusted for distributed dividend. In order to maintain a broad shareholder base, the Company's shares are listed in Oslo and New York.

DIVIDEND POLICY

According to the financial strategy the Company aims to distribute an annual dividend. The dividend amount is dependent on the Company's earnings and financial situation, with growth in net income providing the basis for an increase in dividend.

For 2002, the Board proposes a dividend of NOK 1.00 per share, down from NOK 1.50 in 2001, reflecting the weaker result. The RISK amount for 2002, which applies for shareholders that are residents of Norway, is minus NOK 1.00 per share.

The annual risk amount in NOK per share adjusted for stock splits and bonus issues:

01/01/93	(0.198)
01/01/94	(0.374)
01/01/95	0.032
01/01/96	0.032
01/01/97	(0.990)
01/01/98	(1.110)
01/01/99	(0.865)
01/01/00	(1.190)
01/01/01	(0.970)
01/01/02	(1.000)
01/01/03*	(1.199)

** Company estimate*

SHARE CAPITAL

At year-end, the Company's share capital was NOK 829,840,040 and the registered number of shares was 82,984,004 (par value NOK 10.00). The total number of registered shares was distributed between Class A and Class B shares with 55,014,004 and 27,970,000, respectively. At year-end, the Company held 791,000 of its own Class B shares.

Dual Share class structure

The Company has a dual share class structure of Class A and Class B shares, both listed on the New York Stock Exchange (NYSE) and the Oslo Stock Exchange (OSE).

Holders of Class A shares (other than the Company or its subsidiaries) are entitled to one vote per share. Class B shares are in general non-voting, but otherwise carry the same rights and privileges as Class A shares.

Certain actions, however, would require support from both Class A and Class B shares. Such actions would be alteration of the Company's articles of association, approval of a merger or demerger, increase or reduction in the share capital or waiver of pre-emptive rights in connection with an increase in share capital.

Approval of the aforementioned actions would require support from at least two-thirds of the Class A shares as well as at least two-thirds of the share capital (both Class A and Class B shares) represented at a general meeting in which such actions would be considered.

Authorizations to buy-back own shares

In 2002, the General Meeting authorized the Board to repurchase 8,298,000 shares. The Board decides if it will repurchase Class A shares and/or Class B shares. The maximum price to be paid per share is NOK 150.00 and the minimum prize is NOK 25.00. This authorization is valid until October 24, 2003. During 2002, the Company repurchased 100,000 Class B shares, of which 2,250 was sold in connection with exercised options.

	2002		2001		2000		1999	
	Class A shares	Class B shares	Class A shares	Class B shares	Class A shares	Class B shares	Class A shares	Class B shares
Ordinary dividend per share	1.00	1.00	1.50	1.50	1.25	1.25	1.00	1.00
Share price Dec. 31	33	29	73	62	87	75	52	44
Share price high/low	80/28	68/24	107/59	95/48	100/45	88/41	55/29	47/24
No. of shareholders Dec 31.	2,463	1,312	2,532	1,394	2,538	1,299	2,157	1,480
Foreign shareholders (%)	28.0	36.5	27.9	27.0	30.3	33.7	23.9	20.3
Shares traded (1,000)	39,472	13,687	36,103	21,674	38,888	26,698	39,944	25,922
Share turnover rate	0.72	0.49	0.65	0.77	0.69	0.96	0.73	0.93

Authorizations to issue new shares

In 2002, the General Meeting authorized the Board to increase the share capital with up to NOK 300,000,000 by issuing 30,000,000 new shares at par value NOK 10.00. The authorization comprises issuance of both Class A and Class B shares, and is valid until April 24, 2004.

Authorizations to issue stock options

In 2002, the General Meeting resolved to authorize the Board to offer senior employees rights to subscribe for shares in the Company through a share incentive program based on options. This authorization allows the Board to increase the share capital by NOK 10,000,000 by issuance of up to 1,000,000 new Class B shares and is valid until April 24, 2004. Under this authorization, the Board in 2002 decided to distribute 440,000 options to senior employees.

SHARE PRICE DEVELOPMENT AND TURNOVER

At the end of 2002, Smedvig's market capitalization was NOK 2.6 billion (approximately US$ 377 million), and the Company was the 21 largest company quoted on the Oslo Stock Exchange measured in terms of market capitalization.

The Company's share prices decreased in 2002. The OSE quotation for the Class A share decreased from NOK 73.00 at the beginning of the year to NOK 33.00 at year-end, which corresponds to a decrease of 55 percent. The quotation for the Class B share decreased from NOK 61.50 to NOK 29.00 at year-end, corresponding to a decrease of 53 percent. The NYSE quotation for the Class A share decreased from US$ 8.00 at the beginning of the year to US$ 4.60 at year-end, whereas the Class B share decreased from US$ 6.10 to US$ 4.00 at year-end. The Oslo Stock Exchange's All Share Index decreased 31 percent while the Dow Jones Industrial Average index decreased 17 percent during the year.

The average daily turnover for the Company's shares was NOK 10.6 million in 2002. This corresponds to a turnover rate of 0.64 of registered number of shares during the year. Broken down by the two classes of shares, the average daily number of shares traded was 162,773 Class A shares and 62,456 Class B shares.

INFORMATION TO THE CAPITAL MARKET

The Company's financial strategy is supported by focused information and investor relations activities. Information regarding financial conditions and important events is given high priority in order to keep shareholders and capital markets continuously updated on events of significance in assessing the value of the Company. Smedvig works continuously to ensure that the share price reflects the asset values and earnings outlook for the Company.

The scheduled periodical information to shareholders is:

- First quarter results - April 28, 2003
- Form 20-F for 2002 - June 30, 2003
- Second quarter results - August 6, 2003
- Third quarter results - October 21, 2003
- Preliminary accounts and dividend proposal for 2003 - February 2004
- Annual Report and accounts for 2003 - April 2004

In addition to scheduled information, presentations are given to financial analysts and investors in the capital market in Norway and abroad. The basic principle is that announcements made to the capital market are disclosed to the OSE and the NYSE simultaneously and then subsequently and simultaneously made public in the Norwegian and international markets.

OWNERSHIP

The Company has not imposed any restrictions on ownership by non-Norwegian shareholders. At year-end, non-Norwegian shareholders held 30.9 percent of the share capital compared to 27.6 percent the previous year. The holdings in the Class A shares and Class B shares were 28.0 percent and 36.5 percent, respectively. The United States is the largest foreign market for the Company's shares.

The Smedvig family controls 39.5 percent of the Class A shares and 11.5 percent of the Class B shares, corresponding to 30.0 percent of the total share capital. The family intends to maintain a significant shareholding in the Company. Peter T Smedvig is Chairman of the Board.

At year-end 2002, the Company held 791,000 of its own Class B shares. This holding should be viewed as part of the Company's obligations related to the share incentive programs.

SHARE INCENTIVE PROGRAMS

At year-end, the Company had five share incentive programs based on allocated rights to subscribe for Class B shares.

	Class B shares	Subscription price in NOK	Maturity
2000	310,000	75.00	12/09/03
2001 (I)	290,000	89.00	09/30/04
2001 (II)	80,000	51.00	09/30/04
2002 (I)	90,000	62.00	09/30/04
2002 (II)	440,000	34.90	12/31/05

The options issued under the 2000, 2001 (I) and 2002 (II) programs have been allocated to senior management and key employees. Options allocated under the 2001(II) and 2002 (I) programs have been allocated to the Chief Financial Officer and the Chief Executive Officer, respectively.

All options have been allocated free of charge and are tied to the holder's continued employment with the Company. The options are not transferable, and are redeemable if the holder decides to leave the Company.

SHARES OWNED AND CONTROLLED BY BOARD MEMBERS AND EXECUTIVE MANAGEMENT AS OF YEAR-END:

	Class A Shares	Class B Shares	Options
Peter T Smedvig, Chairman of the Board	21,708,854	3,214,562	0
Raymond De Smedt, Director	34,000	10,300	0
Siri B Hatlen, Director	0	0	0
J Larry Nichols, Director	20,000	0	0
Andrew C Salvesen, Director	70,000	0	0
Kjell E Jacobsen, Chief Executive Officer	8,000	0	260,000
Alf C Thorkildsen, Chief Financial Officer	0	0	120,000
Stein Diesen, Managing director	0	0	50,000
Alf R Løvdal, Managing director	0	1,000	70,000
Ståle Rød, Managing director	8,000	82,000	130,000

THE 20 LARGEST SHAREHOLDERS AS OF DECEMBER 31, 2002

	Number of Class A shares	Number of Class B shares	Percent of total number of shares
Peder Smedvig Capital I AS	18,856,098	2,501,374	25.74
Folketrygdfondet	3,292,600	2,624,100	7.13
Citibank NA	280,862	3,026,060	3.99
Odin Norden	316,100	2,743,300	3.69
Morgan Stanley & co Inc.	2,676,379	0	3.23
State Street Bank & Trust co.	1,423,115	1,055,686	2.99
Odin Norge	0	2,374,400	2.86
Deutsche Bank AG (GCS) London	0	1,561,200	1.88
UBS AG, London Branch	1,484,800	4,000	1.79
UBS (Luxemburg) S.A.	1,089,768	272,442	1.64
A/S Veni	832,460	208,114	1.25
Smedvig, Nora	826,528	206,632	1.25
GMO Erisa Pool Trust	681,717	242,000	1.11
Verdipapirfondet Avanse Norge	272,600	627,300	1.08
Vital Forsikring ASA	432,430	406,929	1.01
Nordea Avkastning	813,400	0	0.98
JP Morgan Chase Bank	791,443	4,445	0.96
Smedvig asa	0	791,000	0.95
Skandinaviska Enskilda Banken	433,200	302,200	0.89
Orkla ASA	705,000	0	0.85
Percent of total number of shares	42.43	22.84	65.27

Analytical information

Dayrates semi-submersible rigs in the Norwegian sector of the North Sea



US$ 1,000
200
150
100
50
0
88
89
92
93
94
95
96
97
Third Generation
Fourth Generation
Source: Fearnley Offshore

NET ASSET VALUE

Smedvig does not publish an estimate on net asset value. The Company believes that such an estimate should be based on each shareholder's individual assessment of the Company's assets and market prospects. However, to assist shareholders in making their own calculations, the Company aims to provide extensive supplementary information.

VALUATION METHODS

Smedvig is an offshore drilling contractor that perform drilling services related to the Company's fleet of mobile units and tender rigs as well as its platform drilling division. A valuation of the Company is suggested based on expected future cash flow from the Company's fixed assets and other activities.

In 2002, revenues and EBITDA from the mobile units and tender rigs divisions accounted for approximately 74 percent of total revenues and 92 percent of total EBITDA. The mobile units and tender rigs divisions are capital intensive whilst the platform drilling division is labor intensive with limited capital requirements.

Illustrations of the capital employed distributed on the Company's divisions and historical cash flows are showed on the next pages. The breakdown of information on each division provides assistance in evaluating the future cash flow and net asset value.

MARKET VALUE OF FIXED ASSETS

In January 2003, the Company obtained valuation assessments of its mobile units from three independent brokers. The values presented on page 65 in the rig overview are an arithmetic mean of these estimates. The market value of each rig is normally a function of age, maintenance and upgrades, and of the overall supply and demand situation. The estimates are in US dollars and are based on the assumption that the rigs are without drilling contracts. However, limited turnover in the secondary market makes these estimates uncertain.

In the tender rig market there are few competitors and seldom transactions in the secondary market. The technical quality may vary considerably from one unit to another. Accurate valuations for this type of drilling equipment are therefore difficult to provide and, as a result, such estimates are not included in the tender rig overview on page 69. In 2002, average dayrates achieved for the Company's tender rigs were approximately US$ 39,000 for the tender barges and US$ 65,000 for the semi-tenders. Average operating expenses including depreciation per tender rig were approximately US$ 33,000 per day.

Other fixed assets include drilling equipment employed for the Company's platform drilling activities on fixed installations.

VALUATION OF OTHER ACTIVITIES

The Company holds drilling and maintenance contracts on platform rigs and performs well services operations on several fields on the Norwegian Continental Shelf. Overviews of the contract portfolio as well as the accounts are presented in the overview on page 72.

Smedvig owns 34.6 percent in the Oslo Stock Exchange listed company Roxar ASA. At year-end, the share price was NOK 17.90, corresponding to a market capitalization of NOK 463 million. Smedvig reports its share in Roxar applying the equity method of accounting.

INVESTMENTS IN FIXED ASSETS

Investments cover mainly acquisitions of rigs, newbuilds and new equipment, upgrading of existing rigs and equipment as well as capitalized interest expenses related to upgradings and newbuilds.

Long-term maintenance (LTM) is not included in total investments. LTM is costs related to periodic overhauls of the rig fleet and are amortized as part of operating expenses over the anticipated time periods between overhauls, normally five years.

The Company's total investments in fixed assets for the period 1998-2002 are illustrated in diagram 1 (page 58).

Revenues EBITDA Capital employed

Mobile Units Tender Rigs Platform Drilling

LONG-TERM INTEREST BEARING DEBT

At year-end, net interest bearing debt amounted to NOK 2.4 billion. For more detailed information see Note 14 and Note 16 on page 31 and 32, respectively.

ORDER BACKLOG

As of year-end, Smedvig's order backlog totaled approximately NOK 4.5 billion. Diagram 2 (page 58) shows the order backlog for the next five years. In addition, the Company has issued options to operators for extensions of existing drilling contracts.

GAINS ON SALE OF ASSETS

Sale of assets is part of the Company's business. Over the years gains on sale of assets have represented a significant share of the profits reported by the Company. Gains on sale of assets are defined as sale price less book value. The applied depreciation period for the Company's rig fleet is 25 years.

In Diagram 4, the Company's income before income taxes is broken down to operating profit, the net of gains on sale of assets, termination expenses and write-downs, and net financial items for the period 1998-2002. 1998 includes termination expenses of NOK 535 million and 2002 includes a write-down of NOK 1,313 million.

VALUE ADDED

"Value added" by the Company can be expressed as the sum of operating profit and gross financial income plus changes in the market value of the fleet of mobile units over the year. Diagram 3 (page 58) allocates the "Value added" between these elements for the last five years.

The market value of each rig is normally a function of age, maintenance and upgrades, and of the overall supply and demand balance in the market. The stated market values for the mobile units are based on annual estimates in US dollars from independent brokers at year-end, and should be considered as indications of actual values. The estimates are based on the assumption that the rigs are without drilling contracts. Changes in the aggregated market value for each year are adjusted for sales and purchases during the year as well as expenses associated with termination of projects.

As estimates on market value for the tender rig fleet are not available, a change in market value of the rig fleet only reflects changes for the mobile unit fleet.

DEVELOPMENT OF DAYRATES

The dayrates for semi-submersible drilling rigs have fluctuated considerably over time. The chart on the opposite page shows the development in dayrates for semi-submersible drilling rigs in the Norwegian sector of the North Sea since 1987. Dayrates differ for various type of drilling units as well as for geographical areas. Semi-submersibles are generally classified in terms of generations based on year of building and technical capabilities.

SENSITIVITY ANALYSIS

Interest Rates

Smedvig's interest bearing debt totaled US$ 424 million at year-end (corresponding to NOK 2,955 million). The debt has floating rate and is denominated in US dollars, with the exception of NOK 730 million that is related to the Company's issues of commercial papers and bonds in the Norwegian market. For more details see note 14 on page 31.

In 2002, interest expenses totaled NOK 224 million. At the end of the year, the Company had entered into interest swap arrangements for US$ 368 million. A change of one percentage point (100 basis points) in the interest rate would result in a change of approximately NOK 6 million in the Company's annual interest expenses including change in market value of interest rate swap agreements. In addition, there would be corresponding changes in interest income from the Company's cash and short-term investments.

Investments
DIAGRAM 1

NOK mill.



3,000
2,500
2,000
1,500
1,000
500
0
98
99
00
01
02

Order backlog
DIAGRAM 2

NOK mill.



3,000
2,500
2,000
1,500
1,000
500
0
03
04
05
06
07

Value added
DIAGRAM 3

NOK mill.



2,200
1,760
1,320
880
440
0
-440
-880
-1,320
-1,760
-2,200
98
99
00
01
02

- Operating profit before depriciation
- Gross financial income
- Net change in market value of rig fleet

Breakdown of income before income taxes
DIAGRAM 4

NOK mill.



1,750
1,400
1,050
700
350
0
-350
-700
-1,050
-1,400
-1,750
98
99
00
01
02

- Operating profit
- Gains on sale of assets, termination expences and write-downs
- Net financial items

Exchange Rates

A significant portion of Smedvig's revenues is US dollars based. Consequently, the Company has financed most of its assets in dollars. In addition, virtually all assets are valued in dollars. A strong dollar is thus favorable for the Company.

The NOK/US$ exchange rate was 6.972 at year-end, while the average rate for 2002 was 7.991. A change of 0.25 in the NOK/US$ exchange rate would alter the net income before income taxes by approximately NOK 36 million corresponding to NOK 0.44 per share.

Dayrates

The Company receives dayrates for drilling units in operations. Dayrates are usually fixed during contract periods. As the units complete existing contracts and start on new assignments, the achieved dayrate may change. A US$ 1,000 change in average dayrates for the Company's drilling rigs impacts annual revenues by some NOK 28 million. Assuming no corresponding change in costs, this would impact income before income taxes per share per year by NOK 0.34.

Personnel Costs

Personnel costs account for approximately 59 percent of Smedvig's operating expenses, excluding depreciation. For the Company's mobile units and tender rigs a wage increase of one percent would reduce the operating profit by approximately NOK 17 million per year, corresponding to NOK 0.21 per share.

FINANCIAL SUMMARY

NOK mill.	2002	2001	2000	1999	1998
INCOME STATEMENT					
Revenues	3,354	3,816	3,588	3,119	3,707
EBITDA	941	1,536	1,384	1,134	889
Operating profit (EBIT)	413	996	852	786	601
BALANCE SHEET					
Total assets	7,562	10,951	11,094	10,225	9,184
Shareholders' equity	3,379	5,068	4,145	4,071	3,632
Interest bearing debt	2,955	4,675	5,846	5,070	3,927
Non-interest bearing debt including provisions	1,228	1,208	1,103	1,084	1,625
Fixed assets	5,831	8,855	8,749	8,630	7,392
Current assets	1,731	2,096	2,345	1,595	1,792
KEY FIGURES					
Cash and cash equivalents	598	930	1,045	672	579
Working capital	608	905	1,163	606	1,022
Cash flow	974	1,484	877	1,084	464
Current ratio	1.5	1.8	2.0	1.6	2.3
Interest coverage ratio	(2.2)	3.5	0.9	12.6	4.7
Equity ratio	45%	46%	37%	40%	40%
EBITDA margin	28%	40%	39%	36%	24%
EBIT margin	12%	26%	24%	25%	16%
Gross profit margin	7%	12%	(1%)	20%	16%
Return on equity	(19%)	23%	2%	15%	7%
Return on capital employed	5%	10%	9%	9%	7%
Earnings per share	(9.74)	12.97	0.99	6.94	2.72
Cash flow per share	11.85	17.99	9.59	12.27	5.38
Book value per share	41.08	61.59	50.02	49.38	44.06
VALUATION					
P/E	N/A	5.3	83.8	7.1	11.4
P/CE	2.7	3.9	8.7	4.0	5.8
P/B	0.8	1.1	1.7	1.0	0.7
EV/EBITDA	5.3	6.2	8.4	7.5	6.6
EV/EBIT	12.1	9.5	13.7	10.8	9.8

DEFINITIONS

Working capital - Current assets minus current liabilities
Cash flow - Income before income taxes plus depreciation and amortization adjusted for unrealized currency gains/losses and payable taxes
Current ratio - Current assets/current liabilities
Interest coverage ratio - (Income before taxes plus interest expenses)/Interest expenses
Equity ratio - Equity/Total assets
EBITDA - Operating profit plus depreciation and amortization
EBITDA margin - EBITDA/Revenues
EBIT margin - Operating profit/Revenues
Gross profit margin - Income before other items/Revenues
Return on equity - Net income/Average equity
Return on capital employed - (Operating profit plus interest income)/Average total assets
Earnings per share - (Net income minus minority interest)/ Average number of outstanding shares
Cash flow per share - (Cash flow minus minority interest)/ Average number of outstanding shares
Book value per share - Shareholders equity/Total number of outstanding shares
P/E - Share price/Earnings per share
P/CE - Share price/Cash flow per share
P/B - Share price/Book value per share
Enterprise value - Market capitalization plus net interest bearing debt
EV/EBITDA - Enterprise value/EBITDA
EV/EBIT - Enterprise value/EBIT

Commitment to operational performance and safeguarding of life



KJELL E JACOBSEN
CHIEF EXECUTIVE OFFICER

Kjell E Jacobsen is CEO of Smedvig. He has been Managing Director of Smedvig Offshore AS, the principal operating subsidiary for the Mobile units division and Platform drilling division. He joined Smedvig in 1991. Previously, he worked for Statoil from 1981 to 1986 and in Citibank in Oslo and London from 1986 to 1991. Mr Jacobsen graduated from the Norwegian Naval Academy in 1976 and from the Norwegian School of Economics and Business Administration in 1981.



ALF C THORKILDSEN
CHIEF FINANCIAL OFFICER

Alf C Thorkildsen is Chief Financial Officer. He joined the Company in February 2002. Prior to joining Smedvig, he worked for more than 20 years in Shell in various senior positions, the latest as Treasurer and Controller of the Global EP business. Mr Thorkildsen has a degree in economics from the Norwegian School of Business Administration and a Master of Business Administration from Arizona State University in 1980.



STEIN DIESEN
MANAGING DIRECTOR, MOBILE UNITS

Stein Diesen is Managing Director of the Mobile units division. He joined Smedvig in 1989 and has held various senior positions including Project Manager for the construction of the West Venture drilling rig. Prior to joining Smedvig, Mr Diesen worked 12 years in Statoil in various positions within project management and operations. Mr Diesen earned a degree in Electrical Engineering, and a degree in Business Administration from the Norwegian School of Business Administration.



STÅLE RØD
MANAGING DIRECTOR, TENDER RIGS

Ståle Rød is Managing Director of the Tender rig division. He joined Smedvig in 1981. From 1987 to 1996 Mr Rød held various executive positions as General Manager, Chief Operating Officer and Chief Financial Officer. From 1996 he has been serving as Managing Director of the Tender rig division, only interruped by a short period, from 1998 to 1999, where he served as interim Chief Executive Officer. Mr Rød earned a degree in engineering, and a degree in economics from the Norwegian School of Business Administration. He has a Master of Business Administration from the University of Wisconsin in 1980.



ALF RAGNAR LØVDAL
MANAGING DIRECTOR, PLATFORM DRILLING

Alf Ragnar Løvdal is Managing Director of the Platform drilling division. He joined Smedvig in 1987 and served as Quality and Safety Manager from 1989 to 1992. From 1992 to 2002, he served in various managerial positions including General Manager Operations for the Mobile units and Platform drilling divisions. Prior to starting in Smedvig, Mr Løvdal held various positions within different oil service companies, including five years of offshore field experience with Schlumberger. Mr Løvdal graduated as a Mechanical Engineer from Horten Engineering Academy in Norway in 1980.



HILDE WAALER
PUBLIC RELATIONS MANAGER

Hilde Waaler is Public Relations Manager in Smedvig. She joined Smedvig in 1987 and has served as Public Relations Manager since 1994. Previously she has held the position as Project Manager in Fabritius Kommunikasjon. Mrs Waaler graduated from University of Wyoming where she received a Bachelor of Science in 1983, majoring in Journalism and Public Relations.

Revenues


42%

EBITDA


30%

○ Mobile Units
● Other divisions



Target challenging drilling operations yielding premium dayrates

STRATEGY

Smedvig owns and operates one of the most modern fleet of premium high-specification drilling units in the offshore drilling industry. The fleet includes drilling units purpose-built for operations in harsh environments and deep waters. The objective is to offer its customers safe and efficient drilling services by combining a technically modern and highly efficient rig fleet with skilled and experienced drilling crews. In accordance with the Company's preference for advanced and modern drilling units, the 1982-built drilling rig West Vanguard was sold in 2002.

MARKET

The main geographical markets for harsh environment offshore drilling units are the North Sea and the North Atlantic. These geographical regions are characterized by rough weather conditions such as low temperatures, high waves and strong currents. Drilling units operating in such areas are designed and equipped for challenging weather conditions. At year-end, the total number of units in these markets was approximately 59, representing one drillship, 16 jack-ups and 42 semi-submersibles. In Norway, the number of units was 16, representing two jack-ups and 14 semi-submersibles. Over time the number of units operating in the aforementioned markets changes in response to fluctuation in demand for drilling capacity. However, harsh environment units are generally well suited for operations in most geographical areas. Smedvig currently owns a fleet consisting of one drillship, one jack-up and two semi-submersibles, all in the North Sea.

Over the years, the exploration and production of oil and gas have moved from shallow water to deeper waters. While jack-up rigs are purpose built units for shallow water drilling operations in water depths up to approximately 130 meters, conventional moored semi-submersibles are able to operate in water depths from approximately 200 to 1,200 meters. To facilitate more demanding operations, rig designs have been enhanced and more technically advanced dynamically positioned semi-submersibles and drillships have been developed to drill in water depths of more than 2,500 meter.

In 2000, two new harsh environment deepwater units was delivered to Smedvig. In addition to deepwater capabilities, the units were equipped with a dual derrick allowing for drilling of wells faster than conventional single-derrick drilling units. The dual derrick concept enables drilling operations previously performed in sequence to be carried out in parallel. Estimated time saving is about 20 and 40 percent in single-well and multi-well cases, respectively. In Smedvig's opinion, the introduction of the dual derrick concept is one of the most significant steps forward technologically and operationally over the last 20 years in the offshore drilling industry. Worldwide, there are six deepwater units able to perform dual drilling operations. Out of these six units only the two Smedvig units are designed for harsh environment.

OPERATIONS

In 2002, the three semi-submersible rigs West Alpha, West Vanguard and West Venture and the ultra-large jack-

ACCOUNTS

NOK mill.	2002	2001		2002	2001
Revenues [1]	1,423	2,184	Drilling rigs	3,642	5,969
Operating expenses	(1,187)	(1,180)	Other fixed assets	250	56
Depreciation	(323)	(354)	Current assets	754	1,275
Operating profit	**(87)**	**650**	**Total assets**	**4,646**	**7,300**
EBITDA	280	1,056			

KEY FIGURES FOR THE DIVISION

Operating margin (operating profit/revenues)	(6.1%)	29.8%
Turnover rate (revenues/total assets)	0.3	0.3
Return on total capital (operating profit/total assets)	(1.9%)	8.9%

1) Gains on sale of assets are not included.

up rig West Epsilon were employed in the North Sea. The deepwater drillship West Navion had assignments in Canadian and U.K. waters. The utilization rate for the mobile units decreased significantly to 76 percent from 94 percent in 2001 as a result of idle periods and yard-stays for some of the units.

UTILIZATION RATES

(Figures in %)	2002	2001	2000
West Alpha	52	98	96
West Epsilon	83	91	98
West Navion	67	88	87
West Venture	84	90	92

Over the course of the year, the drillship West Navion completed deepwater exploration wells for Marathon Oil offshore Canada and for Amerada Hess in U.K. waters. In addition, some abandonment work was performed for BP in U.K. waters. During the operations in Canada, the drillship experienced a ten-week halt in operations for repair work of the derrick and the marine riser. Following completion of the work for Amerada Hess and BP, the unit was temporarily laid-up in early December. The next scheduled drilling assignments for West Navion is west of Shetland for ChevronTexaco commencing late March 2003. Subsequently, the unit has assignments for Esso and Statoil offshore Norway keeping it employed until October 2003.

The fifth-generation semi-submersible rig West Venture continued the drilling of production wells for Norsk Hydro on the Troll field under a contract that lasts until February 2004. In 2002, minor technical issues remained a challenge for improved financial performance of the unit.

The fourth-generation semi-submersible rig West Alpha worked for BP, Shell and Britannia over the course of the year. After completion of the contract with BP in February, the unit was moved to a yard for replacement of the main engines and generator sets. The unit experienced a three-month unemployed period prior to commencement for Shell in August. The rig is currently working on a short-term contract for Britannia in the U.K. sector. Thereafter the rig has assignments in Norway keeping the *unit employed throughout October 2003.*

The third-generation semi-submersible rig West Vanguard drilled production wells for Norsk Hydro on the Troll and Visund fields during the year. In December, the unit was sold for US$ 68.5 million. Smedvig will operate the unit for a short period in order to complete the existing drilling contract with Norsk Hydro.

The jack-up rig West Epsilon completed drilling operations offshore the Netherlands for Nederlandse Aardolie Maatschappij (NAM) in July. After a short yard-stay, for upgrades in preparation for the ongoing drilling assignment for BP, the rig was moved to the Norwegian sector. The current contract with BP is expected to keep the unit *employed throughout 2003.*

ACCOUNTS

Revenues for 2002 amounted to NOK 1,423 million as compared to NOK 2,184 million in 2001. The decrease of 35 percent was mainly due to an overall reduced utilization rate, significantly lower dayrates on new contracts, the sale of West Delta in 2001 and a lower US$/NOK exchange rate.

Operating expenses excluding depreciation amounted to NOK 1,187 million as compared to NOK 1,180 last year. The increase in operating expenses adjusted for the sale of West Delta was seven percent as the Company experienced an overall increase in personnel as well as repair and maintenance costs.

Operating profit for mobile units decreased from NOK 650 million in 2002 to a loss of NOK 87 million in 2001. The results for West Venture and West Vanguard were reduced compared to 2001 figures due to lower revenues and higher operating costs. The results for West Alpha, West Epsilon and West Navion were negative and significantly lower than the preceding year due to lower dayrates combined with reduced utilization.

PROSPECTS

For semi-submersibles and drillships the worldwide utilization rate in 2002 decreased 13 percentage points

Water depth capacity



WEST EPSILON
WEST ALPHA
WEST VENTURE
WEST NAVION
METER
1.500
2.000
2.500

Operating profit from Mobile Units



NOK mill.
0
98
99
00
01
02

from 89 percent to 76 percent. At year-end, the utilization rate for semi-submersibles in the North Sea was 55 percent as compared to 87 percent the previous year. For harsh environment jack-ups, the utilization rate was 88 percent as compared to 100 percent last year.

In 2002, the demand developed differently for various market niches. Shallow and deepwater activities were relatively stable while the demand in the mid-water segment dropped significantly resulting in poor demand for conventional semi-submersible rigs. The Company believes these conditions will prevail through most of 2003. As a consequence, there is a risk for idle periods for units on short-term contracts.

In the longer term, however, the Company expects the balance of supply and demand for its mobile units to redress itself. The Company has high expectations for the deepwater drilling market, as most of the significant new oil and gas reserves have been located at greater water depths. In deeper waters, time is one of the key factors determining the cost of exploration and field development. By reducing the time spent on drilling, total field economics would improve significantly. The Company's most advanced drilling units are capable of efficient deepwater drilling and are well positioned to meet the future requirements of oil companies. For more conventional water depths, the long-term outlook is positive, as demand for modern and advanced drilling units both in Norway and the U.K. is expected to improve.

MOBILE UNITS OVERVIEW

UNIT	YEAR BUILT/ LATEST UPGRADE	CONSOLIDATED [1] SHARE IN %	DEPRECIATION NOK MILL.	BOOK VALUE NOK MILL.	MARKET VALUE [2] NOK MILL.
WEST ALPHA	1986/02	52	20	177	475
WEST EPSILON	1993/02	100	64	696	976
WEST NAVION	2000	50	104	982	982
WEST VENTURE	2000	100	92	1,787	2,126
TOTAL			**280**	**3,642**	**4,559**

1) Consolidated share is equal to ownership share.
2) Market values are calculated as an average of value estimates from three independent brokers. The estimates are in US$, but translated to Norwegian kroner based on the exchange rate at December 31, 2002 (NOK/US$ = 6.972).

CONTRACT STATUS

UNIT	2002	2003	2004	2005
WEST ALPHA	*			
WEST EPSILON	NAM / BP			09.2007
WEST NAVION	**			
WEST VENTURE	NORSK HYDRO			7 X 1 YEAR

Estimated firm contract | Customers' options to extend | Yard-stay

* *Shell, Britannia, Pertra, Statoil*
** *Marathon, Amerada Hess, BP, Chevron Texaco, Esso, Statoil*

Revenues


32%

EBITDA


62%

○ Tender Rigs
● Other divisions



Emerging deepwater opportunities – expanding tender rig operations

STRATEGY

Smedvig is the world's largest operator of self-erecting tender rigs. The Company aims to maintain its position by offering its customers safe and efficient drilling services. This is achieved through a combination of skilled and experienced drilling crews and a technically modern and effective tender rig fleet. The Company's strategy is to renew and expand the tender rig fleet. In line with this strategy the Company initiated the building of a new tender rig in January 2003.

MARKET

The self-erecting tender rig concept has been used extensively in drilling production wells in benign and shallow waters for more than 30 years. West Africa and Southeast Asia remain the primary geographical markets for self-erecting tender rigs. Today the worldwide fleet totals 21 units of which 16 units are located in Southeast Asia and five units in West Africa.

Smedvig operates nine units, all currently located in Southeast Asia. The Company wholly owns six of the units, while three are owned by the Malaysian company Varia Perdana Sdn. Bhd., in which Smedvig holds a 49 percent ownership interest. The remaining 51 percent is controlled by the Malaysian company Crest Petroleum Bhd.

Self-erecting tender rigs allow for drilling operations to be performed from fixed or floating platforms without permanently installed drilling facilities. Prior to start-up of drilling operations, a heavy-lift crane onboard the tender rig lifts the modularized drilling equipment set onto the platform. After completion of drilling operations, the equipment is removed in a similar manner. The tender contains living quarters, helicopter deck, storage for drilling supplies, power supply and support systems necessary to conduct the drilling operation.

There are two kinds of self-erecting tender rigs: the traditional mono-hull purpose-built barge and the semi-submersible tender rig (semi-tender). The semi-tender has a hull design that allows for operations in rougher weather conditions. There are four units of the semi-submersible design worldwide, three of which are owned and operated by Smedvig.

OPERATIONS

Operations in the tender rig division proceeded very satisfactorily, and the utilization rate rose to 99 percent from 89 percent in 2001. The activity increased as all units were in operations until two units were due for scheduled yard-stays in December.

During the year, tender rigs T-2 and T-3 worked for Exxon Mobile Exploration and Production Malaysia Inc (EMEPMI) in Malaysia. T-2 is contracted to EMEPMI until May 2004, while T-3 will complete its current assignment in mid-May 2003.

T-4 continued its work for Unocal in the Gulf of Thailand. In December, the unit entered a scheduled four-month yard-stay for an extensive upgrade including widening of the hull, a new heavy-lift crane and a new derrick-set that allows for parallel activities that will enhance the unit's

ACCOUNTS

NOK mill.	2002	2001		2002	2001
Revenues [1]	1,076	900	Tender rigs	1,641	2,171
Operating expenses	(523)	(466)	Other fixed assets	412	546
Depreciation	(110)	(92)	Current assets	422	490
Operating profit	**443**	**342**	**Total assets**	**2,475**	**3,207**
EBITDA	586	458			

KEY FIGURES FOR THE DIVISION

	2002	2001
Operating margin (operating profit/revenues)	41.2%	38.0%
Turnover rate (revenues/total assets)	0.4	0.3
Return on total capital (operating profit/total assets)	17.9%	10.7%

1) Gains on sale of assets are not included.

efficiency. T-4 is scheduled to resume work for Unocal under a five-year contract in April 2003.

T-6 continued its work for Petronas Carigali in Malaysia. The long-term contract expires in the fourth quarter of 2004.

T-7 continued drilling operations in Thailand for Unocal. The long-term contract ends in the third quarter of 2006.

T-8 continued operations for PTT Exploration and Production Company in the Gulf of Thailand. The unit is on firm contract throughout 2003.

The semi-tenders West Menang and West Pelaut continued operations for Brunei Shell. In 2002, Brunei Shell exercised an option to extend the contract for West Pelaut. The drilling contracts for West Menang and West Pelaut both expire in the second quarter of 2004 unless available options are exercised.

The semi-tender West Alliance performed drilling operations for EMEPMI in Malaysia until December. In February 2003, the unit commenced operations for Unocal offshore east Borneo in Indonesia after a short yard-stay to make minor modifications for the Unocal work. The duration of the assignment is three years and includes drilling of production wells in 1,000 meters water depth. This is the first deepwater assignment for a self-erecting tender rig.

In January 2003, Smedvig entered into a contract with Malaysia Shipyard and Engineering Sdn. Bnd. for the construction of a new self-erecting tender rig. The new unit will be an enhanced version of the Company's existing tender barge design. Capital expenditure is estimated to US$ 67 million, and delivery is scheduled for the first quarter of 2004. At present, Smedvig has not entered into any drilling contract for the new tender rig.

ACCOUNTS

Revenues were NOK 1,076 million as compared to NOK 900 million in 2001, an increase of 20 percent. The improvement was primarily attributable to higher average dayrate and utilization of the fleet as well as a full year of operation for the newbuilt semi-tender, West Alliance, delivered in October 2001. Operating expenses excluding depreciation were NOK 523 million as compared to NOK 466 million in 2001, an increase of 12 percent. The increase was primarily a consequence of a full year of operation for West Alliance. The development in operating cost was satisfactory as the operating expenses for each tender rig incurred only modest increases.

Operating profit was NOK 443 million as compared to NOK 342 million in 2001. The increase in operating profit was primarily related to West Alliance, but accompanied by higher dayrates and increased utilization rate for the fleet in general.

PROSPECTS

Since 1999 Smedvig has taken delivery of two new semi-submersible tender rigs and undertaken extensive upgrades of three barge units. The Company has the most modern fleet and is well positioned to meet future market requirements in both shallow and deep waters. In 2002, demand for tender rigs in Southeast Asia remained firm and at year-end all available units in the region were employed. Based on the oil and gas reserves already discovered in the Southeast Asian region and planned field developments, the Company expects demand for tender rigs in the years to come to be sound. In addition to conventional tender-rig operations, a market for the deep-water tender-rig concept is emerging. In deeper waters, tender rigs will be used in combination with floating platforms such as TLPs or Spars. This novel concept is expected to represent a cost-effective drilling solution for oil companies developing deepwater fields in benign waters and has the potential to expand the market for tender rigs.



West Menang

Operating profit from Tender Rigs

NOK Mill.


500
400
300
200
100
0
98
99
00
01
02

TENDER RIGS OVERVIEW

UNIT	YEAR BUILT/ LATEST UPGRADE	CONSOLIDATED [1] SHARE IN %	DEPRECIATION NOK MILL.	BOOK VALUE NOK MILL.
T-2	1975/91	49	0	4
T-3	1980/97	49	0	6
T-4	1981/98	100	4	82
T-6	1983/00	49	7	31
T-7	1983/01	100	14	73
T-8	1982/98	100	16	148
WEST PELAUT [2]	1994	100	15	231
WEST MENANG [2]	1999	100	26	492
WEST ALLIANCE [2]	2001	100	27	574
TOTAL			**109**	**1,641**

1) Consolidated share is equal to ownership share.
2) Semi-submersible tender rig.

CONTRACT STATUS

UNIT	2002 – 2005
T-2	EMEPMI
T-3	EMEPMI
T-4	UNOCAL 04.2008
T-6	PETRONAS CARIGALI
T-7	UNOCAL 07.2006
T-8	PTTEP
WEST PELAUT	BRUNEI SHELL 04.2009
WEST MENANG	BRUNEI SHELL
WEST ALLIANCE	EMEPMI UNOCAL 02.2006

■ Estimated firm contract ☐ Customers' options to extend Yard-stay

Revenues


26%

EBITDA


8%

○ Platform Drilling

● Other divisions



Creating growth through efficient operations and experienced employees

STRATEGY

Smedvig aims to maintain its strong positions in the platform production drilling and well services markets in the Norwegian sector of the North Sea. The Company targets to deliver safe, innovative and efficient drilling services through high quality management systems and experienced and skilled employees. In this process, long-term relationships with oil companies are considered essential.

MARKET

The platform drilling market for Smedvig is concentrated on production drilling, well maintenance, technical services for maintenance and upgrading of drilling equipment, as well as plugging and abandonment of production wells. These operations are carried out on installations owned by oil companies, but under management of and with drilling crews from contractors such as Smedvig. Smedvig entered this business in the late 1970s and the current market share in Norway is about one-third, in a market that consists of three main players.

The contracts are based on dayrates, and some contracts include additional compensation related to performance. The size of the drilling crews depends on the size and type of installation, but on average there are about 30 people working offshore at any time and another five working onshore as support for the offshore operations.

In addition, the Company provides well services to oil companies. These activities cover wireline operations and associated services. Wireline operations are a cost-effective way of performing interventions into producing wells. Such services are performed on a number of mobile units and fixed installations. In Norway, Smedvig's estimated market share is approximately 40 percent, with a strong position in the subsea well intervention segment.

OPERATIONS

In 2002, Smedvig performed operations for BP, Phillips Petroleum, Norsk Hydro, Shell and Statoil. The division experienced a fatal accident in the fourth quarter. Steps was immediately initiated to review work procedures, programs and best practice in order to further improve working environment with the objective of preventing future incidents. At year-end, the platform drilling division employed 835 persons including 90 persons in well services.

During the year, there was a high level of activity on the Statfjord field. On the A, B and C platforms, Smedvig performed drilling and maintenance operations for Statoil. In addition, the Company completed various projects related to modification and upgrading of drilling equipment and systems on the platforms. In the second quarter the contract was extended by two years expiring in September 2004. Smedvig has been involved in operations on the Statfjord field since 1982.

On the Veslefrikk field, the Company conducted drilling operations on the A platform and supplied maritime personnel on the B platform for Statoil. During this period, Smedvig performed maintenance and upgrading of the drilling facility. The work on Veslefrikk was initiated in 1987 and the contract with Statoil extends for the lifetime of the field, currently estimated to 2015.

Through the year, the Company performed drilling and maintenance operations on the Ula, Gyda and Valhall fields

ACCOUNTS

NOK mill.	2002	2001		2002	2001
Revenues [1]	855	732	Other fixed assets	52	85
Operating expenses	(774)	(664)	Current assets	220	186
Depreciation	(18)	(18)			
Operating profit	**63**	**50**	**Total assets**	**272**	**271**
EBITDA	81	68			

KEY FIGURES FOR THE DIVISION	2002	2001
Operating margin (operating profit/revenues)	7.4%	6.8%
Turnover rate (revenues/total assets)	3.1	2.7
Return on total capital (operating profit/total assets)	23.2%	18.5%

1) Gains on sale of assets are not included.

for BP. In addition, the scope of work included an extensive upgrading project in preparation for drilling as well as supporting BP with personnel for the new Valhall water injection platform. The work for BP on the Ula, Gyda and Valhall fields commenced in 2000 and the contract run to the second quarter 2003. Thereafter BP has two one-year options to extend the contract.

Under the contract with Phillips Petroleum on the Ekofisk field, the Company drilled water- and gas-injection wells on Eldfisk and carried out well maintenance services on other platforms in the Greater Ekofisk area. The contract that commenced late 1992 was completed in the fourth quarter.

The well services business performed operations for Norsk Hydro, Shell and Statoil. Activity level for 2002 was in line with the previous year. In the second quarter, the contract with Statoil was renewed for a firm three-year period.

ACCOUNTS

Revenues were NOK 855 million as compared to NOK 732 million in 2001, an increase of 17 percent. The level of activity increased on all the platforms. The largest increase was achieved on the Ula, Gyda and Valhall platforms under the contract with BP due to special projects. Well services experienced a modest increase in turnover.

Operating expenses excluding depreciation increased to NOK 774 million from NOK 664 million in 2001 primarily due to higher activity. Operating profit increased to NOK 63 million as compared to NOK 50 million in 2001. The largest improvement was achieved on Veslefrikk due to increased drilling activity as compared to the preceding year. The operating margin improved to 7.4 percent from 6.8 percent in 2001.

PROSPECTS

In recent years, field developments on the Norwegian Continental Shelf have increasingly been based on floating production and sub-sea production solutions that require production drilling by mobile units. Despite this trend, the demand for traditional platform drilling services has been stable. Smedvig believes that this market will remain stable over the next few years, predominantly due to the fact that the demand for additional drilling and well services on large and mature fields in the Norwegian sector is expected to remain at a high level. This is related to the introduction of new technology increasing the reserve recovery from fields and thus prolonging the originally expected production phase. It is expected that a number of smaller fields will be developed based on platform structures requiring production drilling services.

CONTRACT STATUS

UNIT | 2002 | 2003 | 2004 | 2005

STATFJORD A, B & C — STATOIL

VESLEFRIKK A & B — STATOIL — FIELD LIFETIME

ULA/GYDA/VALHALL — BP — 2 X 1 YEAR

WELL SERVICES* — HYDRO, STATOIL, SHELL

Estimated firm contract | Customers' options to extend

** Average length for several fields*



Statfjord

Operating profit from Platform Drilling

NOK Mill.


120
100
80
60
40
20
0
98
99
00
01
02



PLATFORM DRILLING

Smedvig has been in the platform drilling business since the late 1970s. The current market share in the Norwegian sector of the North Sea is estimated to 32 percent.



SMEDVIG PROJECT ENGINEERING TEAM

Smedvig Project Engineering Team (SPET) includes highly experienced and skilled electrical and mechanical engineers. SPET provides technical services within modifications, reconstruction and upgrading of fixed installations.



WELL SERVICES

Smedvig provides well services from a number of mobile units and fixed installations in the Norwegian sector of the North Sea. The estimated market share is approximately 40 percent with a strong position in the subsea well intervention market.

Health, Safety and Environment

OBJECTIVES

Health, safety and environment (HSE) are an integrated part of all the Company's activities. The objective of the HSE policy is to establish and maintain a culture where there are no accidents, injuries or losses.

HSE MANAGEMENT

The Company believes that sincere commitment from management is a key factor in reaching the goal of no accidents, injuries or losses. Furthermore, in Smedvig the line management is responsible for the implementation of systematic and preventive HSE work as well as to encourage and promote a sound health, environment and safety culture.

One of the most important steps in mitigating safety risks is for each individual employee to acknowledge his or her responsibility for carrying out work duties with safety in mind. The Company's efforts to encourage and stress each individual's commitment to the importance of HSE matters include seminars, on-the-job training as well as best practice campaigns.

MANAGEMENT SYSTEM

The management system meets the relevant requirements from authorities, customers and partners. For the Norwegian based mobile units the safety management systems have been approved under the International Safety Management (ISM) Code and accepted by relevant authorities such as the Norwegian Petroleum Directorate (NPD) through the Acknowledgement of Compliance (AoC) and by the UK Health & Safety Executive (HSE), through the Safety Case certification.

LOST TIME ACCIDENTS

In 2002, the number of lost-time accidents (LTA) per million working hours for the Company was 2.0.

As a result of a systematic and focused safety management program, 2002 showed improvement in the safety statistics. The number of incidents relating to dropped objects and lifting operations was reduced by 50 percent for the mobile units and platform drilling divisions.

However, the general improvement in safety performance was overshadowed by the fact that Smedvig experienced two fatal accidents during 2002. The first accident occurred during regular lifting operations on a fixed platform while the other happened in connection with a yard-stay for one of the mobile units. These accidents caused the Company to review the day-to-day operations in order to improve safety in all operations.

ABSENTEEISM DUE TO ILLNESS

The average number of employees absent from work due to illness decreased from 6.1 percent to 5.7 percent in 2002 for the Norwegian based operations. The mobile units and platform drilling divisions reported absence through illness of 5.5 percent and 5.9 percent, respectively. For the tender rig operations, the absenteeism was less than 0.5 percent.

In addition to causing personal discomfort and inconvenience for each individual, absence through illness is costly for the Company. The Company, together with union representatives and safety delegates, has initiated systematic initiatives to minimize absence due to illness. The initiatives include assistance for individuals to regain fitness and health, as well as pre-emptive steps to identify and change demanding work routines and ergonomic conditions where possible. The Company targets an overall absence of 3.0 percent for the Norwegian operations.

NATURAL ENVIRONMENT

The exploration and production drilling operations involve emission of exhaust gases into the air, as well as discharge of chemicals into the sea. These emissions and discharges are however within the limits specified by the Company, relevant authorities and customers, and are included in the oil companies' reporting of emissions. Operations involve the risk of accidental discharges that could result in damage to the environment. The Company is working continuously to achieve its goal of preventing all such accidental discharges.

LTA frequency

No. of lost time accidents per million hours worked


3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
98
99
00
01
02

Absence through illness

Norway in percent


8
7
6
5
4
3
2
1
0
98
99
00
01
02

The Company's objective is to be among the best in the industry in terms of preventing environmental damage. This is being achieved through systematic registration of emissions and discharges, and pre-emptive efforts in selecting chemicals that cause the least harm to the environment. The Company has implemented measures to ensure that the operations are in compliance with Smedvig's own requirements as well as the requirements and expectations of governmental authorities, customers and partners. Emergency plans are in place to limit the damage to the environment in the event of an accidental spill. In 2002, the number of minor accidental spills was reduced from 25 to 17. No accidental spills resulting in damage to the natural environment occurred.




TENDER-RIG
JACK-UP
SEMI-SUBMERSIBLE (MOORED)
SEMI-TENDER
SEMI-SUBMERSIBLE (DYNAMICALLY POSITIONED)
DRILLSHIP

DEFINITIONS

SEMI-SUBMERSIBLE RIGS consist of an upper working and living quarters deck resting on vertical columns connected to lower hull pontoons. Such rigs operate in a "semi-submerged" position, remaining afloat, off bottom, in a position in which the lower hull is below the water line and the upper deck protrudes above the surface. The rig is typically anchored or positioned over a wellhead location by a computer-controlled thruster system (dynamically positioned) and remains stable for drilling in the semi-submerged floating position, due in part to its wave transparency characteristics at the water line. The term "generation" indicates the year the semi-submersible rig was built and, to a certain extent, the semi's water depth and deck load capabilities.

JACK-UP RIGS are mobile, self-elevating drilling platforms equipped with legs that are lowered to the ocean floor. Tugboats tow a jack-up rig to the drill-site with its hull riding in the sea as a vessel and its legs raised. At the drill-site, the legs are lowered until they rest on the seabed and jacking continues until the hull is elevated above the surface of the water. After completion of the drilling operations, the hull is lowered until it rests on the water, the legs are raised and the rig can be relocated to another drill-site.

DRILLSHIPS are self-propelled ships equipped for drilling. Drillships are positioned over the well through either an anchoring system or a computer-controlled thruster system similar to that used on semi-submersible rigs. Drillships operate in water depths where jack-ups and other bottom-supported rigs are incapable of working.

SELF-ERECTING TENDER RIGS are purpose-built units for production drilling from platform rigs. The modularized drilling package is lifted from the unit onto the platform prior to operations. The tender, which is moored next to the platform rig during drilling operations, contains living quarters, helicopter deck, storage for drilling supplies, power machinery for running the drilling equipment and well completion equipment. The semi-submersible tender rigs are equipped with similar equipment as the barges, but have semi-submersible hulls allowing the unit to operate in rougher weather conditions. Self-erecting tender rigs allow for drilling operations to be performed from platform rigs without the need for permanently installed drilling packages.

PLATFORM RIGS are immobile offshore structures from which production wells are drilled and produced. Platform rigs may be built of steel or concrete and may be rigid or compliant. Rigid platforms, which rest on the seafloor, are the concrete gravity platform and the steel-jacket platform. Compliant platform such as TLPs (Tension Leg Platforms) and Spars yield to water and wind movements and are used in deeper waters.

BENIGN ENVIRONMENTS are geographical areas where the weather conditions as a norm are benign. Such areas include Brazil, Gulf of Mexico, West Africa and Southeast Asia.

HARSH ENVIRONMENTS are geographical areas characterized by low temperatures, high waves and strong currents. Such areas include the North Sea and the North Atlantic margin.

EXPLORATION DRILLING is drilling of wells in search for undiscovered reservoirs of oil and gas.

PRODUCTION DRILLING is drilling of wells in already discovered reservoirs of oil and gas.

DEEP WATERS are water depths higher than 750 meters.

ULTRA DEEP WATERS are water depths higher than 1,500 meters.

ADRESSES

SMEDVIG asa
Finnestadveien 28
P.O. Box 110, N-4001 Stavanger
Phone: +47 51 50 99 00
Fax: +47 51 50 96 88
Registred number: 953 114 828

Web-site: www.smedvig.no
E-mail: smedvig@smedvig.no
Hugin: www.huginonline.no/SME

Investor relations: phone +47 51 50 99 43
Public relations: phone +47 51 50 99 87

SMEDVIG OFFSHORE
MOBILE UNITS
Finnestadveien 28
P.O.Box 110, N-4001 Stavanger
Phone: +47 51 50 99 00
Fax: +47 51 50 99 77

SMEDVIG OFFSHORE
PLATFORM DRILLING
Finnestadgeilen 7
P.O. Box 110, N-4001 Stavanger
Phone: +47 51 50 99 00
Fax: +47 51 50 98 00

SMEDVIG ASIA
TENDER RIGS
c/o 150 Beach Road # 28-01/06
Gateway West
Singapore 189721
Phone: +65 6294 2422
Fax: +65 6296 7380/6296 7371

FINANCIAL CALENDAR 2003

Annual General Meeting	April 29
Share quoted excl. dividend	April 30
Payment of dividend	May 22
Results 1st quarter	April 28
Results 2nd quarter	August 6
Results 3rd quarter	October 21

FORWARD LOOKING STATEMENT

In order to utilize the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995, Smedvig cautions that statements in this report which are forward looking and which provide other than historical information, involve risks and uncertainties that may cause the Company's actual results of operations to differ materially from those expressed or implied by these forward looking statements. Please see Smedvig's Annual Report on Form 20-F for the fiscal year ended 2001 for a more complete discussion of these risk factors.



SMEDVIG asa

Finnestadveien 28, P.O.Box 110, N-4001 Stavanger, Phone: +47 51 50 99 00, Fax: +47 51 50 96 88

Registration No: 953 114 828, e-mail: smedvig@smedvig.no, web-site: www.smedvig.no, Hugin: www.huginonline.no/SME